FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2004	52

Quarterly results

January - June 2004

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business
    Telefónica de España Group
    Telefónica Latinoamérica Group

Mobile Business

Other Business
  Directories Business
  Terra Lycos Group
  Atento Group
  Content and Media Business
  Telefónica Deutschland Group

AddendA

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

Deutschland / UK
Spain
Morocco
Mexico
Puerto Rico
Guatemala
El Salvador
Venezuela
Brazil
Peru
Chile
Argentina

EUROPE	AFRICA
Spain wireline T de España: 19,420 wireless T Móviles: 18,639 Deutschland/UK ADSL CONNECTIONS Grupo T Deutschland: 597	Morocco wireless Medi Telecom: 2,149
LATIN AMERICA
Argentina wireline T de Argentina: 4,378 wireless TCP Argentina: 2,189 El Salvador wireline T. El Salvador: 56 wireless T. El Salvador: 293	Brazil wireline Telesp: 12,826 wireless CRT Celular: 2,821 TeleSudeste Cel: 3,924 TeleLeste Celular: 1,240 Global Telecom: 2,128 Telesp Cel. Group: 8,500 TeleCentro Oeste: 4,901	Chile wireline CTC Chile: 2,562 wireless CTC Móvil: 2,739 Guatemala wireline T. Guatemala: 36 wireless T. Guatemala: 239	Mexico WIRELESS TEM México: 4,080 Peru wireline T del Perú: 2,185 wireless T Móviles: 1,796 PAY-TV customers Cable Mágico: 373	Puerto Rico wireless NewComm Wireless: 155 Venezuela (*) wireline CAN TV: 2,760 wireless CAN TV: 2,779

* Data for CanTV as of March 2004.

TELEFONICA GROUP
MARKET SIZE
Unaudited figures (Thousands)
		Totals			Weighted (*)
	Jun 2004	Jun 2003	% Chg.	Jun 2004	Jun 2003	% Chg.
Lines in service (1)	44,821.6	43,252.9	3.6	39,051.1	37,520.2	4.1
In Spain	19,420.4	18,859.5	3.0	19,420.4	18,859.5	3.0
In other countries	25,401.1	24,393.4	4.1	19,630.7	18,660.8	5.2
Cellular customers (2)	58,570.5	48,584.3	20.6	32,793.0	28,528.4	14.9
In Spain	18,638.8	18,877.2	(1.3)	17,240.9	17,450.1	(1.2)
In other countries	39,931.6	29,707.2	34.4	15,552.1	11,078.3	40.4
Total (3)	103,765.2	92,182.2	12.6	72,206.7	66,383.5	8.8

Note: Data for CanTV as of March 2004.
(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, CanTV, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel (the Joint Venture with Portugal Telecom in Brazil), NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and CanTV Celular.
(3) Includes Pay TV customers of Cable Mágico in Peru.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of the Telefónica Group results during the first half of 2004 are the following:

  Strong operating growth, both at the revenues and EBITDA levels up by 5.6% and 6.9% respectively, in comparison with the same period of 2003.
  Assuming constant exchange rates and excluding the changes in consolidation, revenues would be up by 9.4%, EBITDA by 8.2% and operating profit by 21.0%.
  The Telefónica de España Group accelerated its rate of growth during the second quarter (revenues up by 2.7% compared with 1.7% in 1Q04; EBITDA up by 8.1% compared with 4.2% in 1Q04).
  The cellular business revenues and EBITDA were 14.1% and 6.2% higher, respectively.
  The Telefónica Latinoamérica Group achieved growth in constant currency of 10.3% in revenues and 7.8% in EBITDA.
  Better results of the Other Businesses in revenues and EBITDA (Atento Group +15.5% and +61.3%; Terra Lycos Group +8.3% and positive EBITDA; Directories Business +12.5% and 39.9% respectively).
  A substantial increase in the Group's profitability and operating free cash flow :
  EBITDA margin of 44.5% compared with 43.9% a year ago.
  The margins of Telefónica de España Group improved compared to June 2003, showing a positive contribution from the 2003-2007 Redundancy Program and despite the increased commercial efforts.
  Significant growth of 13.4% in the operating free cash flow (EBITDA-CapEx) generated, amounting to 5,016.9 million euros.
  Intense commercial effort reflected in the substantial growth of the total customer base to 103.8 million (up by 12.6% year on year):
  High levels of commercial activity at Telefónica Móviles Group (net adds of 9.7 million year on year), especially in Latin America. The Group had 55.8 million customers at June 30 (up by 21.0%).
  The Group's ADSL connections totalled 3.7 million compared with 1.9 million in June 2003.
  Net income of 1,254.2 million euros compared with 1,425.6 million euros in the first half of 2003:
  Excluding the net effect of the 2003-2007 Redundancy Program relating to 2004 in extraordinary results, net income would have risen by 15.9% to 1,652.2 million euros.
  A 6.1% decrease in net debt over the past year down to 18,776.3 million euros.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting first quarter 2004, Telefónica Empresas results will be included in Telefónica de España Group and Telefónica Latinoamérica Group results. In that sense, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group, whereas Telelefónica Data in Latin America and TIWS will be incorporated in Telefónica Latinoamérica Group results. Finally, Telefónica Deutschland Group results will be incorporated to Other Companies in Telefónica S.A. accounts.

Telefónica Group's results for the first half of 2004 reflect the strong growth in operations compared with the first half of 2003 (operating revenues up by 5.6%, EBITDA up by 6.9%), together with the increase in profitability (EBITDA margin of 44.5% compared with 43.9% in 1H03) and free cash flow generation (EBITDA-CapEx up by 13.4%). Moreover, net debt was reduced by 1,214.3 million euros compared to June 2003 to 18,776.3 million euros.

Net income obtained by the Telefónica Group in the first half of 2004 amounted to 1,254.2 million euros, which was 12.0% lower than in the first six months of 2003. However, excluding the net effect on extraordinary results of the 2003-07 Redundancy Program related to 2004, net income would have risen by 15.9% to 1,652.2 million euros.

Operating free cash flow generation (EBITDA-CapEx) as of June 30 was 5,016.9 million euros, 13.4% more than in the first half of 2003. With a year on year increase of 16.1%, Telefónica de España Group is the Group's biggest business line contributor to the rise in the Group's free cash flow generation. The cellular telephony business and the Telefónica Latinoamérica Group rose by 9.3% and 6.3%, respectively.

Group's total customer base stood at 103.8 million at June 30, compared with 92.2 million at the end of June 2003 and 101.7 million at the end of March 2004. The number of customers managed at June 30 was 98.2 million, 12.9% more than in June 2003 and 2.2% more than in March 2004. It should be taken into account that these figures for total and managed customers do not include the 1.3 million inactive SIM cards, which have ceased to be included in the declared plant of Telefónica Móviles España.

The number of cellular customers managed at the end of June totaled 55.8 million, registering a net add of more than 1.4 million in the second quarter and of 9.7 million year on year.

With a net gain year on year of 1.7 million, ADSL connections totaled 3.7 million. In Spain, there were 2.0 million connections (58.0% more than in June 2003), giving the Group a 74% estimated share in the total broadband market. Telefónica Group retail ADSL customers in Spain totaled 1.6 million, representing a total estimated market share of 58%. In Latin America, ADSL connections exceeded one million (0.6 million in June 2003), with particularly noteworthy performance at Telesp, which had 0.6 million connections (a year on year increase of 58.0%).

Telefónica Group's consolidated operating revenues totaled 14,324.5 million euros at the end of the first half of 2004, which was 5.6% more than in the same period of 2003, supported by the growth of all business lines, with the exception of the content and media business, which was affected by the deconsolidation of Antena 3TV from the consolidation perimeter. The slowdown in comparison with the first quarter was mainly due to two factors: on the one hand, the greater negative impact of exchange rates (which subtracted 2.1 percentage points in June compared with 1.2 percentage points in March) and, on the other hand, the lower rate of growth in the cellular business, which was announced in the first quarter report of 2004. Thus, excluding the impact of the variations in exchange rates and in the consolidation perimeter, revenues would grow by 9.4% compared with 10.3% in March.

By company, Telefónica de España Group recorded operating revenues in the first half of 2004 of 5,399.4 million euros, representing a year on year increase of 2.2%. It is important to point out that the revenues from Internet and Broadband services at the Telefónica de España parent company (33.0% higher year on year) and from Data and Solutions services (7.1% higher year on year) boosted sales and more than made up for the lower revenues from Traditional services, which were down by 3.8% year on year. One of the positive aspects worth highlighting in the second quarter was the clear acceleration in the rate of revenue growth compared with the first quarter (2.7% compared with 1.7%) due, among other factors, to the increase in the monthly fee that came into force on April 1.

The cellular business obtained operating revenues of 5,458.1 million euros in the first half of 2004, which was 14.1% more than in the first half of 2003. This growth is mainly explained by Telefónica Móviles España (up by 12.5%) and to a lesser extent by Mexico (up by 37.2% in local currency), Argentina (up by 50.2% in local currency) and Brazil (up by 27.9% in local currency). The rate of growth in revenues slowed in comparison with the first quarter (+20.4%) as a result of the lower growth in revenues from handset sales and services, mainly at Telefónica Móviles España.

Revenues at the Telefónica Latinoamérica Group recorded growth in current euros of 4.6% (3,276.1 million euros), equivalent to 10.3% in constant terms. This variation is supported by Telesp and TASA, where revenues in local currency rose by 20.0% and 7.9%, respectively. It is important to highlight that this is the fourth consecutive quarter in which the revenues of the Telefónica Latinoamérica Group have risen in current euros.

By country at the end of the second quarter, Spain accounted for 61.6% of the Group's consolidated revenues, a contribution that was down by 1.3 percentage points from June 2003 as a result of the increased contribution from Brazil (17.6% compared with 16.0%). Latin America increased its contribution to total revenues by 0.9 percentage points to 33.1%.

Telefónica Group's total operating expenses in the first half of 2004 amounted to 8,308.6 million euros, which was 4.3% more than in the same period of 2003, and 0.7 percentage points less than the rise recorded in the first quarter of 2004. However, the greater negative impact of exchange rates (which subtracted 2.0 percentage points in the first quarter compared with 2.7 percentage points in the first half) meant that in constant euros expenses were up by 7.0% (the same percentage as in March). Assuming, therefore, constant exchange rates and excluding the changes in the consolidation perimeter, expenses would be 9.6% higher (9.7% in the first quarter) due to the cellular telephony business and the Telefónica Latinoamérica Group.

The higher commercial costs incurred in the cellular telephony business as a result of the intensive commercial efforts made in 2004 in the main markets where Telefónica Móviles operates, particularly Spain, Brazil and Mexico, are reflected in the increase rate in operating expenses, which were 20.2% higher than in the first half of 2003.

Operating expenses at the Telefónica Latinoamérica Group were up by 5.0% in current euros compared with the first half of 2003 (up by 11.4% in constant euros). This variation is primarily the result of the increase in long distance, ADSL and fixed -to-mobile interconnection expenses in Brazil, and the new products and services launched in Peru.

At the Telefónica de España Group, operating expenses were down by 1.6% in comparison with the first quarter of 2003, thanks to the reduction in personnel expenses (down by 9.8%) related to the 2003-2007 Redundancy Program. This caption made up for the 14.2% increase in the external services item linked to the company's increased commercial efforts aimed at increasing the revenues function.

Bad debt management continued to show good performance: bad debt provision as a percentage of revenues (excluding prepayment revenues) stood at 1.3% at June 2004 an improvement of 0.6 percentage points year on year and of 0.2 percentage points compared to the first quarter. By business lines and in comparison with June 2003, noteworthy was the 0.9 percentage points improvement in the mobile telephony business (0.9% of revenues) and of 0.7 percentage points at both the Telefónica de España Group (0.5% of revenues) and the Telefónica Latinoamérica Group (2.6% of revenues). By operators, it should be mentioned the ratio at Telesp, which was down to 3.3% of revenues, 0.8 and 0.6 percentage points better, respectively, than in June 2003 and March 2004.

As a result of the performance in revenues and expenses described above, the consolidated EBITDA for the first six months of the year totaled 6,367.3 million euros, 6.9% more than in the same period of the previous year, thanks to the rise at the Telefónica de España Group and the cellular business (both up by 6.2%). In comparable terms, i.e. excluding the variations in exchange rates and in the consolidation perimeter, EBITDA rose by 8.2%. Exchange rates deducted 1.2 percentage points from growth in the first half, compared with 0.1 percentage points in the first quarter.

In terms of operating profitability, the Group's EBITDA margin stood at 44.5% at the end of June, up by 0.5 percentage points year on year. The increase in the margin is due to the improvement in the margins at the Telefónica de España Group (up 1.7 percentage points to 46.1%), the Terra Lycos Group (up 15.3 percentage points to 0.9%), the directories business (up 5.3 percentage points to 27.2%) and the Atento Group (up 4.2 percentage points to 14.6%).

EBITDA at Telefónica de España Group, which is the Group's biggest contributor to EBITDA (39.1% of the total) in absolute terms, totaled 2,487.5 million euros at the end of June, 6.2% more than in the first half of 2003, with an acceleration in the year on year growth rate achieved in the first quarter (+4.2%). Thus, EBITDA in the second quarter of 2004 rose by 8.1% in comparison with the same period of 2003 and the EBITDA margin was 46.3% (up by 2.3 percentage points year on year). Consequently, the 2003-2007 Redundancy Program had a significant positive impact on the margins, even despite the increased commercial efforts mentioned before.

The cellular business EBITDA, which is the second biggest contributor in absolute terms (36.3% of the total), amounted to 2,309.2 million euros in the first half of the year and recorded growth of 6.2% in comparison with June 2003, supported by Telefónica Móviles España (+9.7%). The cellular business's EBITDA margin of 42.3% was 3.2 percentage points lower than in June 2003, as a result of the increase in commercial activity in the first six months of 2004, especially in the second quarter.

At the end of the first half, EBITDA at the Telefónica Latinoamérica Group (23.0% of the Telefónica Group total) recorded year on year growth of 2.8% in current euros (1,464.0 million euros), equivalent to 7.8% in constant euros (+7.2% in March). The EBITDA margin of 45.0% was 0.7 percentage points higher in the second quarter of 2004 than in the first quarter of 2004. However, the EBITDA margin of the Telefónica Latinoamérica Group at the end of the first half of 2004 (44.7%) was lower than in the previous year (45.4%) mainly due to the higher weight of the new businesses in Brazil.

By geographical region, Spain contributed 71.7% of the Telefónica Group's consolidated EBITDA at June 30, 2004 (71.1% a year ago) and Latin America accounted for 27.6% (29.7% in June 2003). The decline in the contribution from Latin America over the last twelve months is due to the higher losses recorded in Mexico and the lower contributions from Peru (3.7%, down by 0.8 percentage points), Chile (3.5%, down by 0.7 percentage points) and Argentina (4.3%, down by 0.3 percentage points). Brazil, however, accounted for 17.0% compared with 16.7% in 2003.

The operating profit for the first half of 2004 amounted to 3,421.0 million euros, which was 21.4% more than in the same period of 2003 and 7.7 percentage points lower than in March. This decline in the growth rate since March 2004 is due to the slowdown in the EBITDA growth (+6.9% compared with +10.4%), which was offset by the higher decrease in amortization (-6.1% compared with -4.7%) due to the impact of the higher exchange rate. Thus, in constant euros, amortization was down year on year by 3.5% compared with 3.0% in the first quarter. Excluding the impact of the variations in exchange rates and in the consolidation perimeter, operating profit would have grown by 21.0% compared with 25.4% in March.

The negative results for associated companies recorded an improvement of 80.3% to -26.2 million euros (-132.5 million euros at June 2003). This significant reduction was primarily due to the deconsolidation of Vía Digital (Sogecable was incorporated in July 2003) and Audiovisual Sport, the lower losses related to Medi Telecom, IPSE 2000 and Infonet, and the better results at Pearson.

Total net financial costs reached 486.9 million euros in the first half of 2004 compared to 296.5 million euros in January-June 2003. Excluding the positive impact of the Argentine peso's appreciation in both periods, and the positive result coming from the cancellation of US dollars denominated debt in the first half of 2003, the comparable results (488.8 million euros in 1H04 vs 802.4 million euros in 1H03) would drop 313.6 million euros (-39.1%). This fall in the net financial costs was due to the 12.2% decrease in the average net debt as well as the reduction of its average cost as a result of the drop in interest rates in the euro and in the Brazilian real.

The free cash flow generated by Telefónica Group during the first half of 2004 was 3,260.4 million euros, of which 973.5 million euros were devoted to dividend payments by Telefónica S.A., 1,372.4 million euros to financial investments (net of real estate divestitures) and 369.8 million euros to cancellation of commitments acquired by the Group, derived basically from the headcount reduction plan. Thus, free cash flow after financial investments and dividend payments, which corresponds to the one available for debt reduction was 544.7 million euros.

Net debt of Telefónica Group at the end of June 2004 stood at 18,776.3 million euros. The reduction of 459.0 million euros with respect to the consolidated debt at the end of 2003 (19,235.3 million euros) came mainly from the aforementioned generation of free cash flow after financial investments and dividend payments (544.7 million euros). Likewise, there was a 16.5 million euros increase due to the currencies movements effect on the non-euro denominated debt (mainly due to the appreciation of the dollar against the euro), as well as 69.2 million euros due to the changes in consolidation and other effect on financial statements.

The goodwill amortization at the end of June amounted to 211.6 million euros, 0.3% less than in the first half of 2003. By business lines, it is worth to mention the reduction in the cellular business goodwill amortization (down by 15.0% year on year), largely due to the allocation in the fourth quarter of 2003 of part of the Telefónica Móviles México goodwill as higher value of the operator's licenses. However, the content and media business rose by 46.6% in comparison with the first half of 2003, due to the inclusion of Sogecable's goodwill.

Extraordinary results as of June 30, totaled -726.2 million euros, compared with +39.8 million euros in the first six months of 2003. This variation was explained by an extraordinary provision, which finally amounted to 653.3 million euros, related to the acceptance of the 2,362 applications received in 2004 for the 2003-2007 Redundancy Program. It is important to remember that a part of this provision (185.7 million euros) had already been allocated in the first quarter, related to the acceptance of 672 layoffs. Furthermore, other extraordinary expenses have occurred in the first half, such as the restructuring carried out at the Terra Lycos Group ( -34.4 million euros) and the impact for Telefónica of the arbitration award related to the claim presented by Radio Blanca Group to Uniprex (-31.4 million euros), arbitration award that is currently being appealed by Antena 3TV under the Provincial Court.

The tax provision for the first six months of the year totaled 559.0 million euros, although this will mean a very reduced cash outflow in the Group due to the compensation of negative tax bases obtained in previous years.

The results attributed to minority interests deducted 156.9 million euros from the Group's net income in the first six months of 2004, compared with -75.3 million euros in the first half of 2003. This increase of 108.4% is mainly due to the smaller losses in Terra Lycos Group , the higher stake in this subsidiary and the increase in net income at VIVO, Telesp and CTC Chile.

Telefónica Group CapEx of the first half of 2004 amounted to 1,350.4 million euros, down by 11.9% year on year. However it is important to note the strong cyclical component of the investment, so this performance cannot be extrapolated to the full year.

Finally, the average workforce of the Telefónica Group at June 30 was 151,536 employees, a year on year decrease of 0.3% (395 employees). The layoffs carried out at Telefónica de España (2003-2007 Redundancy Program) and at Telesp in 2003 and in March 2004, together with the reduction in workforce due to changes in the consolidation perimeter, were almost offset by the increase in the number of employees of Atento to deal with the higher activity.

TELEFÓNICA GROUP

Financial Data
TELEFONICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
Operating revenues	14,324.5	13,563.3	5.6
EBITDA	6,367.3	5,956.0	6.9
Operating profit	3,421.0	2,818.0	21.4
Income before taxes	1,970.1	2,216.6	(11.1)
Net income	1,254.2	1,425.6	(12.0)
Net income per share	0.253	0.284	(11.0)
Avg. Nº of shares, millions (1)	4,955.9	5,013.8	(1.2)

(1) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361

TELEFONICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT
	Jun 2004	Jun 2003	% Chg	Jun 2004	Jun 2003	% Chg	Jun 2004	Jun 2003	% Chg
Telefónica de España Group	5,399.4	5,282.9	2.2	2,487.5	2,343.0	6.2	1,249.9	1,005.9	24.3
Telefónica Latinoamérica Group	3,276.1	3,132.7	4.6	1,464.0	1,423.8	2.8	639.4	546.5	17.0
Cellular Business	5,458.1	4,782.8	14.1	2,309.2	2,175.0	6.2	1,545.0	1,410.7	9.5
Directories Business	220.2	195.7	12.5	59.9	42.8	39.9	49.1	30.0	63.9
Terra Lycos Group	273.9	252.8	8.3	2.4	(36.6)	c.s.	(36.4)	(74.1)	(50.9)
Atento Group	279.4	241.9	15.5	40.9	25.3	61.3	21.4	(2.1)	c.s.
Content & Media Business	571.1	781.7	(26.9)	87.1	127.2	(31.6)	72.7	95.1	(23.5)
Other companies	445.6	417.3	6.8	(76.4)	(102.6)	(25.5)	(141.6)	(179.1)	(21.0)
Eliminations	(1,599.3)	(1,524.5)	4.9	(7.2)	(42.0)	(82.9)	21.2	(14.7)	c.s.
Group	14,324.5	13,563.3	5.6	6,367.3	5,956.0	6.9	3,421.0	2,818.0	21.4

TELEFONICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
Telefónica de España Group	527.6	654.9	(19.4)
Telefónica Latinoamérica Group	237.2	270.0	(12.1)
Cellular Business	515.2	533.3	(3.4)
Directories Business	7.5	5.7	30.3
Terra Lycos Group	11.3	38.1	(70.4)
Atento Group	8.2	6.5	25.8
Content & Media Business	12.3	18.7	(34.5)
Other companies & Eliminations	31.3	5.7	n.s.
Group	1,350.4	1,532.9	(11.9)

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	14,324.5	13,563.3	5.6	7,365.5	7,104.3	3.7
Internal expend capitalized in fixed assets (1)	206.5	225.9	(8.6)	110.9	123.7	(10.3)
Operating expenses	(8,093.5)	(7,700.6)	5.1	(4,196.6)	(4,005.1)	4.8
Supplies	(3,364.0)	(2,973.7)	13.1	(1,779.5)	(1,534.5)	16.0
Personnel expenses	(2,177.1)	(2,344.8)	(7.2)	(1,097.0)	(1,178.8)	(6.9)
Subcontracts	(2,303.5)	(2,155.1)	6.9	(1,197.4)	(1,169.9)	2.4
Taxes	(249.0)	(227.0)	9.7	(122.7)	(122.0)	0.5
Other net operating income (expense)	(70.1)	(132.6)	(47.1)	(24.7)	(86.0)	(71.3)
EBITDA	6,367.3	5,956.0	6.9	3,255.1	3,136.9	3.8
Depreciation and amortization	(2,946.4)	(3,138.0)	(6.1)	(1,459.0)	(1,577.0)	(7.5)
Operating profit	3,421.0	2,818.0	21.4	1,796.1	1,559.9	15.1
Profit from associated companies	(26.2)	(132.5)	(80.3)	(11.8)	(81.9)	(85.6)
Financial net income (expense)	(486.9)	(296.5)	64.2	(271.5)	(50.3)	n.s.
Amortization of goodwill	(211.6)	(212.2)	(0.3)	(106.1)	(109.3)	(2.9)
Extraordinary net income (expense)	(726.2)	39.8	c.s.	(457.8)	71.3	c.s.
Income before taxes	1,970.1	2,216.6	(11.1)	948.9	1,389.7	(31.7)
Income taxes	(559.0)	(715.7)	(21.9)	(171.2)	(452.0)	(62.1)
Net income before minority interests	1,411.1	1,500.9	(6.0)	777.7	937.7	(17.1)
Minority interests	(156.9)	(75.3)	108.4	(81.8)	(55.5)	47.4
Net income	1,254.2	1,425.6	(12.0)	695.9	882.2	(21.1)

Average shares (millions) (2)	4,955.9	5,013.8	(1.2)	4,955.9	4,973.8	(0.4)
Net income per share	0.253	0.284	(11.0)	0.140	0.177	(20.9)

(1) Including work in process.
(2) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361

TELEFONICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	June
	2004	2003	% Chg
Subscribed shares not paid-in	0.0	228.7	n.s
Long-term assets	43,161.6	47,634.7	(9.4)
Start up expenses	485.4	597.2	(18.7)
Intangible net assets	7,423.7	7,516.2	(1.2)
Fixed net assets	23,139.8	26,050.1	(11.2)
Investment	12,112.6	13,471.3	(10.1)
Goodwill on consolidation	6,131.2	6,345.6	(3.4)
Deferred expenses	454.8	615.5	(26.1)
Current assets	10,985.5	11,656.5	(5.8)
Inventories	599.8	422.6	41.9
Accounts receivable	6,340.9	6,167.9	2.8
Short-term investments	2,703.1	2,061.3	31.1
Cash and banks	640.0	2,652.9	(75.9)
Others	701.7	351.9	99.4
Assets = Liabilities	60,733.1	66,481.0	(8.6)
Shareholder's equity	15,218.6	16,878.9	(9.8)
Minority interests	4,336.6	5,642.7	(23.1)
Badwill on consolidation	11.7	10.5	11.3
Deferred income	548.2	873.0	(37.2)
Provisions for risks and expenses	7,965.1	6,867.0	16.0
Long-term debt	17,514.8	20,382.0	(14.1)
Accrued taxes payable	719.5	1,371.9	(47.6)
Short-term debt including current maturities	5,114.1	4,755.9	7.5
Interest payable	375.9	405.7	(7.3)
Other creditors	8,928.5	9,293.6	(3.9)

Financial Data
Consolidated net debt (1)	18,776.3	19,990.6	(6.1)
Consolidated debt ratio (2)	47.4%	44.7%	2.8 p.p.

(1) Net debt: Long-term debt + Short-term debt including current maturities - Short-term and Long-term finantial investments - Cash and banks
(2) Debt ratio: Net debt / (Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt)

TELEFONICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - June
		2004	2003	% Chg
I	Cash flows from operations	5,741.3	5,753.6	(0.2)
II	Extraord. payments related to operating activities and commitm.	(467.1)	(443.7)
III	Net interest payment (1)	(446.4)	(759.7)
IV	Payment for income tax	(66.8)	(114.4)
A=I+II+III+IV	Net cash provided by operating activities	4,761.0	4,435.8	7.3
B	Payment for investment in fixed and intangible assets	(1,707.3)	(1,697.8)
C=A+B	Net free cash flow after CAPEX	3,053.7	2,738.0	11.5
D	Cash received from sale of Real State	204.1	268.4
E	Net payment for financial investment	(1,576.5)	(663.1)
F	Dividends paid (2)	(1,136.6)	(134.2)
G=C+D+E+F	Free cash flow after dividends	544.7	2,209.1	(75.3)
H	Effects of exchange rate changes on net debt	16.5	(531.4)
I	Effects on net debt of changes in consolidation and others	69.2	198.0
J	Net debt at beginning of period	19,235.3	22,533.1
K=J-G+H+I	Net debt at end of period	18,776.3	19,990.6	(6.1)

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

TELEFONICA GROUP
RECONCILIATIONS OF CASH FLOW AND EBITDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
EBITDA	6,367.3	5,956.0	6.9
- CAPEX accrued during the period (EoP exchange rate)	(1,350.4)	(1,532.9)
- Extraord. payments related to operating activities and comm.	(467.1)	(443.7)
- Net interest payment	(446.4)	(759.7)
- Payment for income tax	(66.8)	(114.4)
- Investment in working capital	(982.9)	(367.2)
= Net Free Cash Flow after Capex	3,053.7	2,738.0	11.5
+ Cash received from sale of Real Estate	204.1	268.4
- Net payment for financial investment	(1,576.5)	(663.1)
-Dividends paid	(1,136.6)	(134.2)
= Free Cash Flow after dividends	544.7	2,209.1	(75.3)

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	jan-jun 2004	jan-jun 2003
Net Free Cash Flow after Capex	3,053.7	2,738.0
+ Payments related to cancellation of commitments	369.8	358.2
- Dividend payments to minoritaries	(163.1)	(134.2)
= Free Cash Flow	3,260.4	2,962.0

TELEFONICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		June 2004
	Long-term debt	17,514.8
	Short term debt including current maturities	5,114.1
	Cash and Banks	(640.0)
	Short and Long-term financial investments (1)	(3,212.6)
A	Net Financial Debt	18,776.3
	Guarantees to IPSE 2000	557.7
	Guarantees to Sogecable	80.0
	Guarantees to Newcomm	50.2
B	Commitments related to guarantees	687.9
	Gross commitments related to workforce reduction (2)	5,464.1
	Value of associated Long-term assets (3)	(633.8)
	Taxes receivable (4)	(1,420.7)
C	Net commitments related to workforce reduction	3,409.6
A + B + C	Total Debt + Commitments	22,873.9

	Net Financial Debt / EBITDA (5)	1.4x
	Total Debt + Commitments/ EBITDA (5)	1.8x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 69.9 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on twelve months rolling EBITDA, that is from July 2003 to June 2004.

TELEFONICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)		Balance Sheet and CapEx (2)
	Jan - Jun 2004	Jan - Jun 2003	Jun 2004	Jun 2003
US Dollar / Euro	1.226	1.103	1.216	1.143
Argentinean Peso / Euro	3.562	3.306	3.595	3.200
Chilean Peso / Euro	780.309	771.080	773.423	798.884
Brasilian Real / Euro	3.641	3.549	3.777	3.282
Peruvian Nuevo Sol / Euro	4.258	3.829	4.220	3.967
Mexican Peso / Euro	13.994	11.560	13.871	11.976

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.
(2) Exchange rates as of 30/06/04 and 30/06/03

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

During the first half of 2004, the Telefónica de España Group achieved growth in both revenues and EBITDA of 2.2% and 6.2% respectively, compared to the same period of 2003, presenting a clear acceleration of the rates registered in the first quarter of the year (1.7% and 4.2%, respectively). This strong performance was the result of the Group's increased commercial efforts and the progress that is being made to enhance the efficiency and profitability of operations. These initiatives are in line with the strategic priority of transforming the Telefónica de España Group with a clear leadership of the broadband market, based on a more agile and flexible company model, with a greater commercial focus.

The main progress made over the quarter in terms of developing the company's broadband commercial program was as follows:

  CMT's recent approval of Telefónica de España's application to double the speeds of the current ADSL product offering. Thus, the basic service option will have a download speed of 512 Kbps for the same price as the previous option of 256 Kbps, which will be eliminated from the portfolio. In turn, the highest speed option will rise to 4 Mbps under the same price conditions as the previous option of 2 Mbps. These new conditions will be applied two months after their formal approval.

  The launch of the guaranteed high throughput ADSL service for the business client segment.

  The launch of offers to promote the ADSL service, including most notably the free subscription campaign in May and the offer to new customers subscribing in June-August of free monthly fees until September.

  An Imagenio marketing campaign focused on current ADSL customers that have resulted in 1,077 new customers in June alone, thereby nearly doubling the number of Imagenio customers, which stood at 2,553 at June end.

Other remarkable commercial actions taken by the Company in the second quarter of 2004 are:

  The launch of the new Famitel Agenda wireless handset, capable of downloading the mobile handset agenda from the SIM card; it also includes a colour screen, polyphonic ringing tones, text messaging, games and hands-free option.

  Increased efforts in the subscriber win back campaign, achieving a decline in the number of preselected lines for the first time in a quarter since 1998.

  A new advertising campaign for modular plans "Combinados" product offering, leading to a net gain of 414,295 "Combinados" in the quarter and a total of 775,279 operative plans at the end of June.

  An advertising campaign to promote the 11822 Information Service.

Additionally, 157 new sales representatives joined the Telefónica de España staff in May, as envisaged under the Social Plan included in the Redundancy Program (2003-2007).

Among the most significant regulatory factors to have occurred to date is the commencement at the instigation of the CMT of a Public Consultation Process lasting 45 days and ending on August 20, for the precise definition of relevant markets in conformity with the EU framework transposed into Spanish legislation in the General Telecommunications Law promulgated in November 2003.

Telefónica de España revenues totaled 5,399.4 million euros at June 30, 2004, representing a 2.2% growth in comparison with the same period of the previous year and 0.5 percentage points higher than the 1.7% growth recorded during the first quarter of 2004. The Telefónica de España parent company contributed revenues of 5,175.5 million euros to this good result, which represented a year on year growth rate of 1.4% as compared with the rate of 0.7% in the first quarter of 2004. The lower growth in revenues at Telyco in the second quarter, following the end of Christmas and Father's Day campaigns, led to a reduction in this company's contribution to the growth of Telefónica de España Group revenues in comparison with the first quarter of 2004.

Particularly noteworthy when analyzing the Telefónica de España parent company revenues by services is the good progress made by revenues from the Internet and Broadband Services which posted a growth of 131.6 million euros in the first half of 2004 as compared with the same period of the previous year and were the main source of revenue growth, almost offsetting the 139.4 million euro decline in Traditional Services revenues recorded in the same period. With the inclusion of the higher revenues booked from the Data and Solutions Business and the Wholesale Business of 31.4 million euros and 45.5 million euros, respectively, revenues at the parent company rose by a total of 69.2 million euros in the first half of 2004.

  The aggregate revenues from Traditional Services of 3,524.9 million euros at June end were 3.8% lower than the figure for the same period of 2003. Despite the appreciable decrease in the first half as a whole, the rate of decline clearly slowed in the second quarter - it was 2.9% - due mainly to the impact of the 4.35% rise in the monthly fee which came into effect in April.

Revenues from Client Network Access amounted to 1,467.5 million euros at June end, which was 1.5% lower than in June 2003 as a result of the decline in plant in service. It should however be mentioned that these revenues performed better in the second quarter, with a fall of only 0.6%, due to the rise in the monthly fee mentioned above.

Telefónica's estimated access market share stood at 89.3% at the end of June, which was 0.6 percentage points lower than in March 2004 and 2.2 percentage points lower than in June 2003. In absolute terms, 69,859 lines (PSTN and ISDN basic access) were lost during the quarter, compared with the 28,594 lines lost in the previous quarter, when the free subscription campaign was launched, and the 102,390 lines lost in the second quarter of 2003. The aggregate number of lines lost in the first half of 2004 was 98,453, compared with the 199,358 lines lost in the same period of 2003.

The unbundled loops by competitors of Telefónica de España in the second quarter of 2004 have been 16,808 as fully unbundled local loops and 2,113 as shared access loops; being the total number of unbundled loops 43,422 at June end, of which 41,100 were fully unbundled and 2,322 were shared loops.

Revenues from voice usage amounted to 1,622.4 million euros in the first half of the year, down by 5.1% from the same period of the previous year, although the rate of decline has slowed in recent months. The lower decline in revenues is due primarily to the changes in the price and the bonus discount scheme of the "Servicio Integral de Mantenimiento (SIM)" (Comprehensive Maintenance Service) contract: the discount, which is no longer linked to voice usage, has been reduced and it is evenly applied to all customers contracting the service; thus, starting April 2004, voice usage revenues are no longer reduced by the SIM bonus, which is now booked under the Handset sales and Maintenance caption. In addition, there has been an 11.5% price cut in the SIM, also effective from April 2004.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, was down by 4.7% in the first half of 2004 in comparison with the same period of the previous year. Telefónica de España's estimated share of the voice market stood at 72.8% in June 2004, 4.6 percentage points lower than in June 2003. Noteworthy is the slowdown in the loss of market share: it was 5.2 percentage points in the 12 months to March 2004 and 5.5 percentage points in the 12 months to December 2003.

The estimated total volume of minutes processed by Telefónica de España during the quarter amounted to 64,487 million, experiencing a decline of 6.9%. Total outgoing traffic (including Internet), which accounted for 56.3% of total traffic, amounted to 36,305 million minutes, and fell by 16.0% from June 2003. Traditional outgoing traffic totaled 24,755 million minutes at June end, down by 10.5% year on year due to the negative performance of the market and the loss in market share aforementioned. The negative trend in traffic continued during the first six months of the year, with very significant year on year falls in domestic fixed line-to-fixed line traffic: local traffic was down by 13.3%, provincial traffic by 10.3%, and DLD traffic by 9.1%. There was also a 1.0% drop in fixed-to-mobile traffic in the first half of the year. Only international traffic maintained a positive trend in the first six months, with year on year growth of 1.9%. The number of outgoing minutes to the Internet amounted to 11,550 million and continued to show a negative year on year variation of 25.9%, mainly as a result of switched Internet traffic cannibalization by broadband ADSL services. Finally, incoming traffic rose by 8.4% year on year to 28,182 million minutes.

For the first time since the introduction of preselection in 1998, and as a result of the intensive commercial efforts made by the Company over the last few months in customer win back campaigns, the number of preselected lines in the second quarter of 2004 fell by 34,423 lines. As a result, the net gain in preselected lines during the first half of the year amounted to 17,501, compared with 288,284 in the first half of 2003.

In regard to Value-Added Services, Voice Mailbox and Caller ID services should be noted. By the end of June 2004, the number of services activated amounted to 11,744,278 and 7,232,641, respectively, with positive progress in the quarter. The growing acceptance of the Text messaging service continued, the number of text messages having increased by 9.8% compared with the previous quarter.

  Internet and Broadband Services recorded aggregate revenues of 530.5 million euros in the first half of the year, representing year on year growth of 33.0%.

The important milestone of having reached 2 million ADSL lines in service took place in the second quarter of 2004. Specifically, at the end of June the plant in service amounted to 2,043,728 ADSL connections. The ADSL net gain in the second quarter was 196,415 accesses, representing an increase of 24.7% on the same period of 2003. The number of retail ADSL accesses reached a total of 1,339,747 accesses, representing an increase of 12.2% compared to the retail accesses in service as of March 2004, and a net gain of 145,459 new accesses in the second quarter. This figure represents 74.1% of the net gain in total ADSL accesses in the Spanish market during the second quarter of 2004, and is 7.7 percentage points higher than the figure for the first quarter of the year. In turn, Telefónica de España's retail ADSL broadband access achieved a 53.3% share in the net gain of total broadband accesses in the Spanish market.

Value Added Services on the retail ADSL service continued to show strong performance, amounting to 714,255 operative services. Of these, "ADSL Solutions" recorded growth of 18.5% compared with March 2004, with a total of 139,939 operative units (42,651 Net-LAN and remote access solutions). The ADSL service "Mantenimiento Integral ADSL" (ADSL Comprehensive Maintenance Service) also presents strong growth, having reached 107,925 clients.

Hence, revenues from the Telefónica de España's retail broadband services grew 57.0% to reach 391,6 million euros.

On the other hand, narrowband Internet revenues continued to decline: they were down 7.1% to 138.9 million euros, due primarily to the migration of customers to broadband services.

  The Data and Solutions Business recorded growth of 7.1% in the first half and totaled 474,4 million euros at the end of June. The main item of these revenues, comprising 53.6% of Data and Solutions revenues, relates to the planning and operation of virtual private networks, where its limited revenue growth of 0.5% is the result of the combined effects of the increase in plant and the migration of data products to IP technology.

On the other hand, Solutions and Value-Added Services for Businesses segment recorded year on year growth of 30.0% in the first half and accounted for 26.8% of total Data and Solutions revenues. There are currently 153 agreements for the management or outsourcing of services for big corporations, of which 99 are client management centers operated by Telefónica, and there has been a 57.3% increase in the number of hosting servers.

  Wholesale Business contributed with 645.6 million euros to consolidated revenues, a 7.6% increase in relation to the same period of the previous year. The 28.7% of these revenues came from domestic interconnection services, which were increased by 5.7% due, basically, to the 33.0% growth in the fixed-to-mobile interconnection revenues and a slight decrease of fixed-to-fixed interconnection revenues. In addition, it is important to highlight the substantial 48.0% growth in the wholesale ADSL service with revenues totaling 110.7 million euros.

Telefónica de España Group's operating expenses experienced a year on year decrease of 0.4% to 2,971.3 million euros. Among other items comprising operating expenses, it should be noted the 9.8% reduction in personnel expenses in comparison with the same period of 2003, which amounted to a total of 1,061.6 million euros, as a result of the staff joining the 2003-2007 Redundancy Program. Telefónica de España parent company headcount reaches 35,825 employees at June end, representing a reduction of 1,234 employees since the beginning of the year. Up to the end of June 2004, 1,356 employees had left Telefónica de España under the Redundancy Program. The remaining employees included in the total figure of 2,310 redundancies accepted by the Company in 2004 will leave Telefónica de España in the remaining months of the year.

Contrary to personnel expenses evolution, the Company's increased commercial activities aimed at revenue growth led to a 14.2% rise in external services & others which totaled 578.0 million euros.

Supplies expenses, amounting to 1,243.0 million euros, grew by 2.6% despite the slight 1.3% decrease in interconnection expenses, due basically to the reduction in fixed-to-mobile interconnection tariffs that came into effect in November 2003. The increase in expenses at Telyco linked to the handset sale business had a decisive impact on the evolution of supplies expenses at the Telefónica de España Group; without them, the Group's supplies expenses growth would have fallen to just 0.5%.

Telefónica de España Group EBITDA amounted to 2,487.5 million euros at, up 6,2% year on year. The Group's EBITDA margin reached 46.1% (0.3 percentage points higher than in the first quarter of 2004 and 1.7 percentage points higher than in the first half of 2003). Telefónica de España parent company's EBITDA amounted to 2,481.8 million euros, up by 6.3% on the previous year.

Telefónica de España Group's operating profit amounted to 1,249.9 million euros in the first half of 2004, up by 24.3% on that of the same period of the previous year as a result of the positive evolution of the EBITDA and the 7.4% decrease in amortization and depreciation.

All of the 2,310 applications to join the Redundancy Program received by Telefónica de España during the first quarter of 2004 have been accepted.

CapEx by Telefónica de España Group dropped by 19.4% to 527.6 million euros to reach a CapEx over Revenues ratio of 9.8%, reflecting Telefónica de España's aim of taking forward the transformation process into a and less capital-intensive company.

Operating free cash flow, defined as EBITDA minus CapEx, amounted to 1,959.9 million euros, up by 16.1% on the same period of 2003.

TELEFÓNICA DE ESPAÑA
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	June
	2004	2003	% Chg
Equivalent lines (1)	19,420.4	18,859.5	3.0
PSTN Lines	14,941.8	15,230.7	(1.9)
ISDN equivalent basic access	1,847.7	1,792.3	3.1
ISDN equivalent primary accesses y 2/6 equivalent accesses	546.1	534.2	2.2
Fully unbundled local loops	41.1	8.8	366.7
ADSL connections	2,043.7	1,293.6	58.0
Telefónica de España retail ADSL	1,339.7	846.6	58.2
Traffic (minutes in millions) (2)	64,487.0	69,237.0	(6.9)
Employees (units)	35,825	42,413	(15.5)

(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesses (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1).
(2) January - June cumulative data.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Traditional Services	3,524.9	3,664.3	(3.8)	1,794.1	1,848.1	(2.9)
Client network access (1)	1,467.5	1,489.6	(1.5)	747.4	751.9	(0.6)
Voice usage (Net total) (2)	1,622.4	1,709.2	(5.1)	837.4	859.5	(2.6)
Local	394.9	420.2	(6.0)	197.8	206.5	(4.2)
Provincial	126.5	132.5	(4.5)	63.8	66.0	(3.3)
Domestic long distance	221.7	232.8	(4.8)	111.5	116.0	(3.9)
International long distance	126.5	122.5	3.3	67.9	64.0	6.1
Fixed to mobile	594.3	623.5	(4.7)	310.4	317.5	(2.3)
IRIS and others (3)	158.3	177.9	(11.0)	86.1	89.6	(3.9)
Handsets sales and maintenance	317.4	353.7	(10.3)	150.7	178.9	(15.7)
Other business lines (4)	117.6	111.8	5.1	58.7	57.7	1.6
Internet and Broadband Services	530.5	399.0	33.0	276.6	208.0	33.0
Narrowband	138.9	149.6	(7.1)	65.3	69.7	(6.3)
Broadband (retail)	391.6	249.4	57.0	211.3	138.3	52.7
Data and Solutions Services	474.4	443.0	7.1	246.1	227.8	8.1
Corporate networks (5)	347.2	345.1	0.6	176.8	176.3	0.3
Solutions	127.3	97.9	30.0	69.4	51.5	34.8
Wholesale Services	645.6	600.1	7.6	330.8	312.4	5.9
National interconnection	185.2	175.3	5.7	95.3	91.8	3.8
Wholesale ADSL (Megabase, Megavía and GigADSL)	110.7	74.8	48.0	58.4	39.1	49.4
International operators services	152.3	148.1	2.8	80.5	76.2	5.7
Other national operators services (6)	197.4	201.9	(2.2)	96.7	105.4	(8.3)
Total operating revenues	5,175.5	5,106.3	1.4	2,647.7	2,596.2	2.0

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included)
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Traditional Services	1,816.2	3,664.3	5,453.6	7,243.3
Client network access (1)	737.8	1,489.6	2,224.0	2,950.0
Voice usage (Net total) (2)	849.6	1,709.2	2,539.0	3,366.1
Local	213.6	420.2	603.0	816.9
Provincial	66.6	132.5	195.2	259.5
Domestic long distance	116.8	232.8	341.9	461.6
International long distance	58.5	122.5	190.2	243.9
Fixed to mobile	305.9	623.5	945.7	1,257.9
IRIS and others (3)	88.3	177.9	263.1	326.3
Handsets sales and maintenance	174.8	353.7	523.4	706.0
Other business lines (4)	54.1	111.8	167.2	221.1
Internet and Broadband Services	191.0	399.0	610.6	849.0
Narrowband	79.9	149.6	216.4	291.9
Broadband (retail)	111.1	249.4	394.3	557.1
Data and Solutions Services	215.3	443.0	679.8	928.6
Corporate networks (5)	168.8	345.1	527.1	705.4
Solutions	46.4	97.9	152.7	223.3
Wholesale Services	287.7	600.1	914.8	1,256.7
National interconnection	83.5	175.3	260.4	356.6
Wholesale ADSL (Megabase, Megavía & GigADSL)	35.7	74.8	115.0	166.1
International operators services	71.9	148.1	233.6	309.3
Other national operators services (6)	96.5	201.9	305.8	424.7
Total operating revenues	2,510.1	5,106.3	7,658.9	10,277.6

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	5,399.4	5,282.9	2.2	2,764.3	2,692.9	2.7
Internal expend capitalized in fixed assets (1)	66.3	83.8	(20.9)	36.5	42.6	(14.4)
Operating expenses	(2,971.3)	(2,983.7)	(0.4)	(1,516.6)	(1,523.1)	(0.4)
Other net operating income (expense)	(7.0)	(40.1)	(82.4)	(3.1)	(27.5)	(88.8)
EBITDA	2,487.5	2,343.0	6.2	1,281.1	1,184.8	8.1
Depreciation and amortization	(1,237.6)	(1,337.1)	(7.4)	(606.6)	(661.4)	(8.3)
Operating profit	1,249.9	1,005.9	24.3	674.5	523.4	28.9
Profit from associated companies	(0.6)	(0.6)	4.1	(0.3)	(0.1)	161.5
Financial net income (expense)	(198.3)	(228.4)	(13.2)	(98.8)	(111.3)	(11.3)
Amortization of goodwill	(1.7)	0.2	c.s.	(0.8)	0.9	c.s.
Extraordinary net income (expense)	(611.0)	18.7	c.s.	(412.3)	21.7	c.s.
Income before taxes	438.3	795.8	(44.9)	162.3	434.5	(62.6)
Income taxes	(112.9)	(226.4)	(50.1)	(26.8)	(122.0)	(78.0)
Net income before minority interests	325.4	569.4	(42.9)	135.5	312.5	(56.6)
Minority interests	(0.1)	(0.1)	(3.3)	(0.0)	(0.0)	(2.4)
Net income	325.4	569.4	(42.9)	135.4	312.4	(56.7)

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	2,590.0	5,282.9	7,946.7	10,695.4
Internal expend capitalized in fixed assets (1)	41.2	83.8	120.8	174.6
Operating expenses	(1,460.6)	(2,983.7)	(4,506.6)	(6,048.7)
Other net operating income (expense)	(12.5)	(40.1)	(56.6)	(58.9)
EBITDA	1,158.2	2,343.0	3,504.4	4,762.4
Depreciation and amortization	(675.7)	(1,337.1)	(1,992.8)	(2,638.8)
Operating profit	482.5	1,005.9	1,511.6	2,123.6
Profit from associated companies	(0.4)	(0.6)	(0.7)	(0.9)
Financial net income (expense)	(117.1)	(228.4)	(340.1)	(447.5)
Amortization of goodwill	(0.7)	0.2	0.2	(2.8)
Extraordinary net income (expense)	(3.0)	18.7	21.5	(1,374.1)
Income before taxes	361.3	795.8	1,192.5	298.2
Income taxes	(104.4)	(226.4)	(340.5)	(18.1)
Net income before minority interests	257.0	569.4	852.0	280.1
Minority interests	(0.0)	(0.1)	(0.0)	(0.0)
Net income	256.9	569.4	851.9	280.1

Note: The incorporation of the assets corresponding to Telefónica Empresas into Telefónica de España Group in 2004, implies the presentation of Telefónica de España Group proforma financial statements for fiscal year 2003, under the same criteria, for the benefit of comparisons. In February 27th, 2004, the company notified the main metrics of these proforma financial statements for fiscal year 2003 under the new consolidation perimeter. The final definition of the assets to be incorporated to Telefónica de España Group makes these metrics to vary slightly with respect to the ones previously presented (-4.4 million euros in revenues and -10.4 million euros in EBITDA), a change that does not imply modifications in neither Telefónica de España Group nor Telefónica Group published accounts in the above mentioned fiscal year.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

Results at Telefónica Latinoamérica continued to record positive growth for the fourth consecutive quarter in current euros, both in terms of operating revenues and EBITDA. In the second quarter of 2004 the Latin American currencies fell slightly against the dollar (with the exception of the Argentinean peso, which remained stable), although this was largely offset by the rise in the average dollar/euro exchange rate. However, on a year on year basis, these currencies continued to record levels of depreciation against the dollar that were higher than those of the first quarter of 2004, implying an increase in the negative impact of exchange rates on performance during the first half.

Operating revenues amounted to 3,276.1 million euros, representing year on year growth of 4.6%, which in constant euros becomes 10.3%, keeping the growth rate recorded in the first quarter of 2004. The evolution of the revenues in constant euros reflects the behavior of revenues at:

  Telesp (up 20.0% in local currency), as a result of the positive progress made by the traditional business (up 18.6%), assisted by the good performance of the new businesses (SMP, long distance outside Sao Paulo,...), the July 2003 tariff increase, and the increase in fixed-to-mobile and public telephones traffic.

  TASA (up 7.9% in local currency), due to the good performance of the plant and traffic operating variables in comparison with 2003, despite the tariff freeze in force since January 2002, which made it possible to achieve growth of 6.0% in revenues from traditional services.

  CTC recorded a fall in revenues of 9.4% in local currency, with a slow down in the decreasing rate recorded in the first quarter (-10.2%). CTC continues to be affected by the lower plant in service, the reduction in tariffs for calls terminating on mobile networks (CPP), the cannibalization of mobile telephony and the poor performance of the long distance market.

  TdP, with a 13.4% increase year on year in its plant of equivalent lines, recorded revenue growth of 0.9% in local currency, since the 1.6% fall in Traditional Business revenues was offset by the 62.8% rise in Internet (narrowband + broadband) revenues.

  Telefónica Empresas América and TIWS, where the positive trend of the previous quarter continued with growth of 17.2% and 19.2%, respectively, in constant euros.

The total operating expenses of Telefónica Latinoamérica stood at 1,845.7 million euros at June 30, 2004, which was 5.0% more in current euros than in the same period of 2003. In constant euros, these expenses rose by 11.4% (compared with 13.3% in the first quarter) as a result of the increase in expenses in local currency at the fixed-line operators, except for CTC. Expenses at Telesp were up by 24.5%, due to the higher interconnection expenses associated with the increased revenues from fixed -to-mobile and long distance traffic and to the company's increased commercial activity. Expenses at TASA rose 7.3%, due to increased activity, and at TdP the increase was 1.0%. Conversely, expenses at CTC fell by 11.4% as a result of the lower interconnection (fixed-to-mobile) expenses and the company's cost containment efforts. Expenses at Telefónica Empresas rose 12.4% in constant euros due to the increased activity, although the company achieved greater efficiency in relation to revenues (up by 17.2%). TIWS succeeded in reducing its expenses (by 6.0% in constant euros) despite the big increase in revenues.

EBITDA at the end of the first half stood at 1,464.0 million euros, representing growth of 2.8% which rises to 7.8% in constant euros (7.2% in the first quarter), achieving an EBITDA margin of 45.0% in the second quarter, compared to 44.3% in the first one. The decrease in amortization and depreciation (down by 1.5% in constant euros) made it possible to achieve an operating profit of 639.4 million euros, representing an improvement of 22.1% in constant euros.

In the first half, Telefónica Latinoamérica recorded extraordinary net income of 10.4 million euros, of which 8.9 million euros arose in the first quarter, compared with the previous year's figure of -47.0 million euros. In 2004 this item includes lower extraordinary expenses at the operators relating to workforce restructuring and the positive impact of CTC's sale of Publiguías. The financial results stood at -157.1 million euros, compared with the previous year's figure of +129.1 million euros, which was the result of the exchange gains recorded by the Argentinean companies in 2003 (more than 190 million euros), as well as the profit recorded in 2003 as a result of the cancellation of the debt denominated in dollars (approximately 250 million euros). Excluding the impact of the exchange rate differences, Telefónica Latinoamérica net financial results were down by 64.1% as a result of the lower interest expenses connected with the lower volume of debt and lower interest rates in Brazil and in the Euro zone.

These results, together with a tax provision of 59.5 million euros, allowed to record a net income of 322.5 million euros, with a year on year increase of 11.9%.

CapEx at Telefónica Latinoamérica amounted to 237.2 million euros, which was 12.1% less than in 2003 (-2.9% year on year in constant euros). This evolution reflects the containment of investment at the fixed-line operators, at Telefónica Empresas and TIWS. The operating free cashflow (EBITDA-CapEx) generated at Telefónica Latinoamérica in the first half of 2004 amounted to 1,226.8 million euros, with year on year growth of 6.3% (10.3% in constant euros).

Telefónica de Latinoamérica's plant of equivalent lines totaled 22.0 million, which was 1.7% more than in June 2003, thanks to the efforts made in the broadband business, which are reflected in the strong growth in plant, with 243,518 new customers since the beginning of the year and more than one million users at the end of June (up by 78.6% on the first half of 2003). It should be pointed out that the growth in broadband connections increased (up by 71.6% in the first quarter of 2004) and these connections now represent 4.6% of equivalent lines, compared with 2.6% in June 2003.

In turn, traditional business lines totaled 20.9 million, 0.4% less year on year, since the growth recorded at TdP (+9.5%) and TASA (+2.2%) was not able to compensate for the losses of lines at Telesp (-1.5%) and CTC (-6.6%), the latter being affected by the disconnections made in 2003 because of bad debt problems. There was a net gain of 85,973 lines in the first half, with the biggest contribution being made by TdP. The move in plant towards products that are better suited to customer needs are reflected in the increase in prepaid or restricted usage plant, which at the end of June represented 12.0% of the total plant of traditional lines compared with 9.7% in the same period of the previous year.

Telesp

From the regulatory point of view there are two significant events that have occurred in recent weeks. The first of them is Anatel's approval on June 30 of the 2004 tariff review in conformity with the conditions of the privatization contract. This means that the local telephony basket tariffs rise by an average of 6.89% and domestic long distance tariffs rise by 3.2%, with effect from July 2. The second significant event is the judgment handed down by the Higher Court of Justice on July 1 which rules in favor of the fixed line telephony operators with regard to the 2003 tariff increase, which had provisionally been set by the courts on the basis of the retail price index, despite Anatel's approval of the IGP-DI wholesale price index as the reference index. The judgment is not retroactive, and the details of its application are now being negotiated by Anatel and the fixed line telephony operators.

At the end of June the plant in service (traditional business + ADSL lines) at Telesp amounted to 12.8 million lines, slightly more (0.3%) than in 2003, since the increases recorded in the ADSL plant, which was up by 58.0%, made up for the decrease in traditional lines which were down by 1.5%.

Although the decline in the long distance market as a whole continued, Telesp continued to gain market share, both year on year and with respect to March 2004. Its estimated share in the intra-state long distance market was over 87%, which is slightly more than in the previous quarter. In inter-state long distance the company had an estimated market share around 54%, which was almost 7 percentage points more year on year (and nearly 4 percentage points more than in March 2004). The situation in international long distance was similar, with an estimated market share of 47% and increases of 8 percentage points over June 2003 and 6 percentage points over March 2004.

Telesp continued to pursue its strategic priority of broadband expansion with a total of 605,548 connections at the end of June, signifying a year on year increase of 58.0%. Sales efforts were stepped up in the quarter, achieving a net gain of 87,373 connections - Telesp's biggest ever - compared with the 33,861 connections of the second quarter of 2003 and the 33,782 connections of the first quarter of 2004. Telesp's ISP "itelefonica" reached a total of 1.7 million users, and the upward trend recorded since its launch continued with a market share that had stabilized at around 25%.

Telesp obtained operating revenues of 1,789.6 million euros in the first half of the year, an increase of 20.0% compared to June 2003 in local currency, thanks to the positive progress made by the traditional business (up by 18.6% and contributing 93.7% of total operating revenues) assisted by the good performance of the new businesses (SMP, long distance outside Sao Paulo,...), the July 2003 increase in tariffs, and the increase in fixed-to-mobile and public telephone traffic. There was also a 45.2% increase in local currency in Internet revenues (narrowband + broadband), due mainly to the growth in the ADSL customer base, revenues from which increased by 76.1% in local currency.

Although operating expenses were 24.5% higher in local currency than in June 2003, the rate of increase had slowed appreciably (10.6 percentage points lower than in March). This increase was the result of the higher interconnection expenses (+38.8%) associated with the increased fixed-to-mobile, SMP and long distance traffic revenues. Personnel expenses were 11.9% lower as a result of the reduction in the average workforce due to the layoffs that took place in 2003 and in May 2004. Subcontracting expenses rose by 23.8% due to the increased commercial activity, the rise in co-billing expenses, and the indexing of some contracts and the higher level of outsourcing.

Bad debt provision as a percentage of revenues stood at 3.3%, an improvement of 0.8 percentage points on the previous year, thanks to more restrictive entry filters.

EBITDA stood at 792.3 million euros at the end of June, which represented a year on year increase of 9.8% in local currency. Although the EBITDA margin was down by 4.1 percentage points from June 2003, due to the higher proportion of revenues accounted for by the new businesses (fixed-to-mobile, long distance outside Sao Paulo, SMP), it recovered slightly in the second quarter and stood at 44.6% in comparison with the 44.0% of the previous quarter.

Telesp is currently re-evaluating projects in terms of cost-effectiveness and the strategic nature of the investment and this has made it possible to reduce CapEx by 24.2% year on year in local currency to 119.7 million euros. Accordingly, the operating free cash flow (EBITDA-CapEx) generated amounted to 672.6 million euros, an increase of 19.8% year on year in local currency.

Telesp had 7,015 employees at June end, a decrease of 15.3% due to the layoff schemes implemented in 2003 and May 2004.

Telefónica de Argentina

The stable economic situation that began in 2003 continued in the first half of 2004. The performance of the main macroeconomic variables, particularly the growth in activity and the stability of the peso against the dollar (with a 0.9% depreciation in the exchange rate from December 2003 to June 30, 2004), together with management of Telefónica de Argentina in keeping with the recovery of the fixed line telephony market, meant that plant and traffic operating indicators performed well, even managing to achieve levels similar to those of 2001, the year before the crisis.

At 4.3 million lines, the plant of traditional lines recorded growth of 2.2% with respect to 2003 as a result of the sharp increase in gross additions (55.3% year on year). There has been a net gain so far this year of more than 100,000 lines, of which an increasing proportion are prepaid (27.8% of the total plant at the end of June, 1.5 percentage points more than in 2003). The good performance in plant was accompanied by the recovery in total traffic per line, which was 8.7% higher than in 2003, driven mainly by the increase in prepaid traffic, both in cards and prepaid lines. There was also a substantial increase in the ADSL plant (up by 137.3%), which stood at 108,211 lines with a net gain of 38,884 lines since the beginning of the year (compared with 11,184 in the same period of 2003), enabling the company to achieve a 5.4 percentage points increase in its estimated broadband market share in the Southern area (69.4%). The ratio of lines to employee stood at 544 lines, representing an increase of 3.7% over June 2003.

The good performance of the operating variables of plant and traffic with respect to 2003 resulted in revenues of 397.8 million euros, a year on year increase of 7.9% in local currency, despite the tariff freeze in place since January 2002. When comparing the figures for 2004 with those of the previous year, it is important to remember that it was in the second quarter of 2003 that the impact of agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) was recorded, and not only the impact relating to the first half of 2003, but also to the whole 2002. Excluding the impact relating to 2002, TASA's revenues rose by 11.9% in local currency. Broken down by business, revenues from traditional services (accounting for 93.2% of the total) rose 6.0% in local currency, due to the growth in traffic and plant, while revenues from the Internet (narrowband + broadband) business rose 41.7%.

The big increase in sales is reflected in the 7.3% increase in local currency in operating expenses, despite the fact that TASA continues to apply a strict policy for cost rationalization and control. Of particular note in the first half was the effective management of bad debts thanks to the measures applied as a result of the crisis in 2002, which has made it possible to maximize debt recovery and ensure that profitable customers are maintained. Thus, the bad debt provision as a percentage of revenues stood at around 1%.

The increased sales, together with the policy of cost containment mentioned above, enabled TASA to achieve EBITDA of 239.4 million euros in the first half of the year, an increase in local currency of 8.3% on that of the same period of 2003. Comparison of EBITDA in uniform terms (excluding the impact on 2003 results of the CER invoicing relating to 2002) gives a year on year growth rate of 13.1%. The EBITDA margin for the first half of 2004 was 0.2 percentage points higher than in the same period of 2003, at 60.2%.

The growth in EBITDA enabled the company to achieve an operating free cash flow (EBITDA - CapEx) of 197.3 million euros, 6.7% less in local currency than in 2003, due to the sharp increase in investment, in line with the recovery of activity and focused primarily on massive ADSL rollout, which accounted for 46% of CapEx. The to revenues ratio stood at 10.7% in local currency.

Telefónica CTC Chile

With effect from May 6, 2004, CTC's accounts include the impact of the new tariff decree, although the effects of its implementation have not yet been passed on to customers (the main implications of the new decree are: increases in the monthly fee and access charges of 7.2% and 42.3%, respectively, and a 19.7% reduction in the local fixed-to-fixed tariff).

Traditional lines in service at the end of June totaled 2.4 million, down 6.6% year on year as a result of the loss of lines due to bad debt problems in 2003. June 2003 saw the launch of the "Control Line" (complemented subsequently with the launch of the "Full Variable" product), which increased the company's range of prepaid products. At the end of the first half of 2004, 13.1% of the plant was prepaid, compared with 9.3% in June 2003.

The domestic long distance market continued to decline and in the first half of 2004 was down 8% year on year. However, as observed in the previous quarter, CTC succeeded in increasing its market share by 5.4 percentage points over June 2003, giving it a market share of 43.9% and with a higher rate of growth than in March (4.6 percentage points more than in March 2003). In contrast, the international long distance market in which CTC has a market share of 31.1%, continued its upward trend with growth of 3.4% in the first half of 2004.

CTC had a total of 164,513 broadband connections at June 30, 2004, which is practically double the plant in June 2003, with a net gain of 39,251 lines since the beginning of the year (up 30.7% year on year).

Revenues for the first half of the year amounted to 401.7 million euros, which was 9.4% lower in local currency than for the same period of 2003 and a slight improvement on the previous quarter (-10.2%). Excluding the effect of the CPP tariff reduction in force since the beginning of the year, the variation would be -5.0%, reflecting the variation in plant and local traffic, as well as the poor performance of the long distance business, in this case due to the squeeze in the long distance market. The traditional business, which accounted for 94.5% of total revenues, was down by 11.4% in local currency, whereas revenues from the Internet business were up by 48.8%.

Expenses were 11.4% lower, continuing the trend of the previous quarter as a result of both the strict expense containment policy and the lower interconnection expenses due to the CPP tariffs and the lower volume of traffic. Noteworthy in the second quarter was the improvement in the ratio of bad debts to revenues, which was down from 3.8% in the first quarter to 3.6% at June 30. EBITDA stood at 180.0 million euros at the end of the first half, which was 6.5% less in local currency than in 2003, and 2.3 percentage points less than in March due to the reduction in the decline in revenues.

The investments made up to the end of June signified CapEx of 34.2 million euros, which was 11.8% more than in June 2003 in local currency due to the efforts made in ADSL. The ratio of CapEx to revenues was 8.5% in local currency. Although the operating free cash flow (EBITDA - CapEx) generated was 10.0% lower in local currency than in the same period of 2003, the improved performance of EBITDA meant that this reduction was 1.1 percentage points lower than the fall recorded in the previous quarter.

Telefónica del Perú

On July 20 the Peruvian telecom regulator, OSIPTEL, set the new productivity factor for the price cap system (CPI-x) that regulates the local and long distance telephony tariffs of Telefónica del Perú. This new factor, which will be 10.07% for baskets C (installation fee) and D (monthly fee and local calls), and 7.8% for long distance tariffs, will come into force on September 1 for a period of three years.

Telefónica del Perú continued to record strong growth in the plant of equivalent lines (up 13.4% year on year and 1.0 percentage points higher than in the previous quarter), as a result of the 9.5% growth in traditional lines (largely as a result of the marketing of the new plans since March 2003), as well as the growth in broadband connections (up by 147.9%) which, with a net gain of 44,236 connections (up 120.7% year on year), totaled 134,925 lines.

Telefónica del Perú ended the first half of 2004 with revenues of 499.0 million euros, representing year on year growth of 0.9% in local currency and reversing the downward trend of previous quarters. The 62.8% growth in Internet revenues (narrowband + broadband), which accounted for 6.3% of operating revenues made up for the 1.6% fall in revenues from the Traditional Business. Revenues from the Basic Telephone Service (down by 6.6%) were affected by the impact of the migrations to new plans, which now account for 60.8% of the traditional plant (44.0% in December 2003 and 52.7% in March 2004).

With a fall in revenues of 5.5%, the Long Distance business continued to be affected by competition. At the end of June, the company's shares of the domestic and international long distance markets stood at 72.2% and 57.5%, respectively, which represented slight reductions of 1.0 percentage points and 3.0 percentage points, respectively, from the shares of the previous quarter, due to the strong competition in prepaid cards, which are the leading product in Long Distance.

The expense containment policy implemented by TdP, together with the lower interconnection expenses due to the decrease in traffic terminating on mobile networks, resulted in a 1.0% increase in operating expenses in spite of the higher level of activity, and a 3.3% increase in personnel expenses due to the increase in the average workforce. As in the previous quarter, TdP recorded an improvement in the level of bad debts, which stood at 2.9% of revenues, compared with 3.2% in the first half of 2003.

The company's EBITDA rose by 0.6% in local currency to 218.3 million euros, thereby reversing the downward trend of previous quarters.

Despite the increase in CapEx of 5.0% in local currency, the control of investments (23.6 million euros) made it possible to achieve an operating free cash flow (EBITDA - CapEx) of 194.6 million euros, in line with the first half of 2003 (+0.1% in local currency).

At June 30, 2004, the company had a workforce of 3,189 employees, which was 3.1% lower year on year (including the workforce at subsidiaries, the total number of employees was 4,979, up by 1.9%). As a result, the productivity ratio stood at 685 lines per employee, up by 17.1% year on year.

TELEFÓNICA EMPRESAS AMÉRICA

Telefónica Empresas América is the business unit of Telefónica Latinoamérica dedicated to the big companies segment with overall responsibility for the data communications and corporate solutions businesses in America and specifically in Brazil, Argentina, Chile, Peru, Mexico, USA and Colombia.

Operating revenues amounted to 215.9 million euros, representing strong growth over 2003 (an increase of 17.2% in constant terms). Continuing with the policy for the optimization of resource management, EBITDA recorded growth of 90.0% (93.5% in constant terms) and totaled 23.9 million euros, thereby achieving an EBITDA margin of 11.1%. All of this, together with a restrictive growth-oriented CapEx policy, made Telefónica Empresas América to record an operating free cash flow (EBITDA-CapEx) of +11.9 million euros at June end compared with -3.2 million euros at the end of June 2003.

Telefónica Empresas Brazil continued to drive growth at Telefónica Empresas América, since it accounted for more than a third of revenues and achieved growth of 21.5% in local currency. EBITDA rose by 64.2% year on year, with a 5 percentage points improvement in the EBITDA margin over the first half of 2003.

Argentina, Chile, Peru and Colombia, whose joint operating revenues amounted to 104.8 million euros, continued to generate positive operating free cash flow (EBITDA-CapEx), particularly Chile, which achieved growth in local currency of 13.6% in revenues and 23.8% in EBITDA, and maintained a high EBITDA margin for this business of 29.0%.

Mexico and the United States, which together contributed around 14% of Telefónica Empresas América revenues, showed substantial growth in revenues in local currency at the end of June (+140.1% and +19.9%, respectively). Both operations continued to achieve improvements in the EBITDA margin (up by 25.3 percentage points and 8.4 percentage points, respectively) by recording joint EBITDA of -8.2 million euros, compared with -9.9 million euros in the first half of 2003.

As regards products, and in line with the strategy of commercial transformation, growth continued in the services offering the greatest added value: Hosting / ASP and Solutions, which recorded growth of 83.4% and 35.4%, respectively, in constant currency. These services now account for 18% of total operating revenues.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

TIWS continued to focus on increasing profitability. In the first half of 2004 the company recorded growth of 13.4% in its operating revenues, which totaled 72.2 million euros, thereby accelerating the trend displayed in the first quarter (+7.6%), while operating expenses continued to decrease (-13.8%) at a rate similar to that of the first quarter, thanks to the fall in supplies (down by 16.5%) and subcontracts (down by 19.5%). As a result, this business line obtained an EBITDA margin of 26.5% compared with 2.8% in the same period of 2003. The improvement in operating free cash flow (EBITDA-CapEx), which amounted to 13.8 million euros, therefore continued.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	June
	2004	2003	% Chg
Telesp
Lines (1)	12,826.3	12,785.5	0.3
PSTN Lines	11,136.1	11,212.0	(0.7)
ISDN equivalent accesses	28.7	33.1	(13.0)
2/6 Accesses for PBX and Ibercom	1,056.0	1,157.3	(8.8)
ADSL connections	605.5	383.2	58.0
Employees (units) (2)	7,015	8,281	(15.3)
Traffic (millions of minutes) (3)	40,574.4	41,509.2	(2.3)
Telefonica de Argentina
Lines (1) *	4,378.1	4,222.1	3.7
PSTN Lines	4,189.2	4,095.8	2.3
ISDN equivalent accesses	6.3	6.5	(2.5)
2/6 Accesses for PBX and Ibercom	74.4	74.2	0.2
ADSL connections	108.2	45.6	137.3
Employees (units) (2)	8,053	8,050	0.0
Traffic (millions of minutes) (3)	18,910.2	17,078.6	10.7
Telefonica CTC Chile
Lines (1) *	2,561.9	2,650.6	(3.3)
PSTN Lines	2,248.4	2,417.7	(7.0)
ISDN equivalent accesses	94.1	91.3	3.1
2/6 Accesses for PBX and Ibercom	54.8	57.4	(4.4)
ADSL connections	164.5	84.2	95.4
Employees (units) (2)	3,159	3,243	(2.6)
Traffic (millions of minutes) (3)	11,219.1	12,029.7	(6.7)
Telefonica del Perú
Lines (1)	2,184.7	1,926.4	13.4
PSTN Lines	2,015.9	1,837.7	9.7
ISDN equivalent accesses	33.9	34.3	(1.2)
2/6 Accesses for PBX and Ibercom	0.0	-	n.d
ADSL connections	134.9	54.4	147.9
Employees (units) (2)	4,979	4,886	1.9
Traffic (millions of minutes) (3)	6,539.0	6,479.4	0.9

TELEFÓNICA LATINOAMÉRICA GROUP
Lines (1)	21,951.1	21,584.6	1.7
PSTN Lines	19,589.7	19,563.1	0.1
ISDN equivalent accesses	163.0	165.1	(1.3)
2/6 Accesses for PBX and Ibercom	1,185.2	1,288.9	(8.0)
ADSL connections	1,013.2	567.4	78.6
Employees (units) (4)	23,206	24,460	(5.1)
Traffic (millions of minutes) (3)	77,242.7	77,096.9	0.2

* In 2003, number of lines is affected by internal reclassification in line with 2003 criteria, homogeneous within the operators.
(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic access (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1) and Cablemoden (in Perú).
(2) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.
(3) Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp in 2002, not available), DLD and ILD. January-March accumulated data.
(4) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method. Does not included the employees of Telefónica Empresas América and those of TIWS. As of 30/06/04 day were 2.404 and 249 respectively.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
Telesp
Operating revenues (1)	1,789.6	1,530.4	16.9
EBITDA	792.3	740.1	7.0
EBITDA margin	44.3%	48.4%	(4.1 p.p.)
Telefonica de Argentina
Operating revenues	397.8	397.4	0.1
EBITDA	239.4	238.2	0.5
EBITDA margin (2)	60.2%	60.0%	0.2 p.p.
Telefonica CTC Chile
Operating revenues	401.7	450.2	(10.8)
EBITDA	180.0	195.5	(8.0)
EBITDA margin	44.8%	43.4%	1.4 p.p.
Telefonica del Perú
Operating revenues	499.0	549.9	(9.3)
EBITDA	218.3	241.2	(9.5)
EBITDA margin	43.7%	43.9%	(0.1 p.p.)
Telefónica Empresas América
Operating revenues	215.9	196.4	9.9
EBITDA	23.9	12.6	90.0
EBITDA margin	11.1%	6.4%	4.7 p.p.
TIWS
Operating revenues	72.2	63.7	13.4
EBITDA	19.1	1.8	981.2
EBITDA margin	26.5%	2.8%	23.7 p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of international accounting payments, homogeneous within Latin America operators. Criteria applied retroactively in 2003.
(2) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	3,276.1	3,132.7	4.6	1,646.0	1,634.5	0.7
Internal expend capitalized in fixed assets (1)	19.3	22.2	(13.2)	9.8	11.9	(17.4)
Operating expenses	(1,748.7)	(1,650.9)	5.9	(865.6)	(865.5)	0.0
Other net operating income (expense)	(82.7)	(80.3)	3.0	(49.0)	(40.6)	20.7
EBITDA	1,464.0	1,423.8	2.8	741.3	740.3	0.1
Depreciation and amortization	(824.6)	(877.3)	(6.0)	(412.4)	(448.9)	(8.1)
Operating profit	639.4	546.5	17.0	328.9	291.5	12.8
Profit from associated companies	(0.8)	2.3	c.s.	(0.3)	(3.9)	(91.7)
Financial net income (expense)	(157.1)	129.1	c.s.	(106.0)	142.6	c.s.
Amortization of goodwill	(43.3)	(46.6)	(7.0)	(21.6)	(23.2)	(6.9)
Extraordinary net income (expense)	10.4	(47.0)	c.s.	1.5	(5.4)	c.s.
Income before taxes	448.6	584.4	(23.2)	202.5	401.5	(49.6)
Income taxes	(59.5)	(247.4)	(76.0)	14.4	(154.9)	c.s.
Net income before minority interests	389.2	337.0	15.5	216.9	246.6	(12.1)
Minority interests	(66.6)	(48.8)	36.6	(34.5)	(22.7)	51.8
Net income	322.5	288.2	11.9	182.4	223.9	(18.5)

Note: Starting first quarter 2004, Telefónica Data in Latin America and TIWS results will be incorporated in Telefónica Latinoamérica Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	1,498.2	3,132.7	4,921.5	6,744.9
Internal expend capitalized in fixed assets (1)	10.3	22.2	34.5	47.4
Operating expenses	(785.4)	(1,650.9)	(2,583.8)	(3,548.5)
Other net operating income (expense)	(39.7)	(80.3)	(119.8)	(142.5)
EBITDA	683.4	1,423.8	2,252.4	3,101.3
Depreciation and amortization	(428.4)	(877.3)	(1,338.7)	(1,805.7)
Operating profit	255.1	546.5	913.7	1,295.6
Profit from associated companies	6.3	2.3	1.0	2.5
Financial net income (expense)	(13.5)	129.1	(71.8)	(228.6)
Amortization of goodwill	(23.4)	(46.6)	(68.8)	(91.1)
Extraordinary net income (expense)	(41.5)	(47.0)	(84.8)	(128.1)
Income before taxes	182.9	584.4	689.3	850.3
Income taxes	(92.5)	(247.4)	(275.0)	(169.7)
Net income before minority interests	90.3	337.0	414.3	680.7
Minority interests	(26.1)	(48.8)	(74.0)	(122.1)
Net income	64.3	288.2	340.3	558.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

Telefónica Móviles obtained net income of 889.1 million euros in the first six months of 2004, an increase of 14.2% compared to the first half of 2003.

Commercial activity remained strong in the second quarter of 2004 in the main areas of operation, extending the trend of the first quarter of 2004. The Group operators maintained their competitive positioning despite stiffer competition from their main rivals.

Growth in cellular telephony was particularly strong in the Latin America markets in which the Group is present. In all, the companies managed by Telefónica Móviles in the region achieved net adds of over 2.6 million customers in the second quarter of 2004, tripling the number seen in the second quarter of 2003 and 25.6% higher than in the first quarter of 2004. Telefónica Móviles ended June 2004 with close to 56 million managed customers in all its markets (+21.0% vs. the first half of 2003), 35 million from its Latin American operators and 18.6 million from Telefónica Móviles España [1].

[1] At the close of the first half of 2004 the Company decided it will no longer include 1.3 million inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from April 1st 2004 and all the operating metrics corresponding to the second quarter of 2004 and the first half of 2004 have been calculated taking this adjustment into account.

Including the customers from BellSouth's Latin American operators[2], whose acquisition was agreed in March, Telefónica Móviles' would have over 68 million managed customers, 47.5 million of which corresponding to Latin America.

[2] Figures for BellSouth's Latin American operators at the end of the second quarter of 2004, ended on May 04.

Key aspects of the first half of 2004 results are as follows:

  Y-o-y growth of 14.1% in operating revenues to 5,287.9 million euros in the first half of 2004. Assuming constant exchange rates and excluding the impact of TCO's contribution to the consolidated results during the first four months of 2004 and changes in the consolidation perimeter, revenues would have grown 14.7% y-o-y.

As pointed out in the first quarter of 2004 results, the pace of y-o-y growth in operating revenues eased in the second quarter of 2004, in line with the Company's target of more than 13% growth for the full year (assuming constant exchange rates and excluding changes in the consolidation perimeter from December 2003).

It must be remembered that TCO's incorporation to the Group's consolidation perimeter took place on May 1st, 2003, and therefore the impact on comparisons is significantly reduced when comparing the second quarter of 2004 vs. the second quarter of 2003.

By components, service revenues (4,643 million euros) advanced 10.6% vs. the first half of 2003, while handset sales (644 million euros) rose 47.1% y-o-y. The sharp slowdown in the y-o-y growth rate of handset sales was mostly due to the lower growth recorded by Telefónica Móviles España (+75% in the first quarter of 2004 vs. the first quarter of 2003; +18% in the second quarter of 2004 vs. the second quarter of 2003).

By companies, Telefónica Móviles España obtained operating revenues of 3,904.0 million euros in the first half of 2004 (+12.5% vs. the first half of 2003). Operating revenues from consolidated Latin American operators showed absolute growth in euros of 19.3% and accounted for 26% of Group revenues in the first half of 2004. Excluding the impact of exchange rates and TCO's contribution to the consolidated results during the first four months of 2004, these revenues would have shown growth of 21.5% vs. the first half of 2003.

  Increase of 6.8% in consolidated EBITDA vs. the first half of 2003 to 2,270.8 million euros. Excluding the impact of exchange rates, TCO's contribution to the consolidated results during the first four months of 2004 and changes in the Group's consolidation perimeter, consolidated EBITDA would have grown 4.6% vs. the first half of 2003.

The Company maintains its 2004 forecasts growth of over 7% in consolidated EBITDA for the full year (assuming constant exchange rates and excluding changes in the consolidation perimeter from December 2003).

The EBITDA margin was 42.9% in the first half of 2004. The decline in the margin vs. the first half of 2003 (-2.9 percentage points) was due to the stronger commercial activity recorded in the first six months of the year, especially in the second quarter, which led to higher commercial costs.

Telefónica Móviles España obtained EBITDA of 2,058.7 million euros in the first half of 2004, 9.7% higher than in the first half of 2003, leaving an EBITDA margin of 52.7%. EBITDA for the Group's consolidated Latin American subsidiaries in euros fell by 15.4% vs. the first half of 2003, reflecting the Company's strategy to capture the growth potential existing in our markets, despite the short term impact of commercial efforts in EBITDA margins. Assuming constant exchange rates and excluding TCO's contribution to the consolidated results during the first four months of 2004, these companies' EBITDA would have declined 30.1% vs. the first half of 2003.

  As for consolidated CapEx, it amounted to 483.8 million euros in the first half of 2004, a 4% y-o-y increase, fuelled by the rollout of Telefónica Móviles España's UMTS network and the GSM network in Argentina. CapEx committed at the end of June was 1,119 million euros, reflecting the CapEx related to GSM network rollout in Mexico and higher CapEx in Brazil to increase the capacity of VIVO's networks.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile), the operating revenues totalled 5,458.1 million euros as of June 2004, a y-o-y increase of 14.1% compared to the same period last year. On the other hand, EBITDA reached 2,309.2 million euros, a y-o-y increase of 6.2%.

Spain

Within an increasingly mature market and more aggressive commercial efforts by competitors, especially in number portability actions, the Company has focused its efforts on the segments with higher value.

Given the growing trend of second lines and of shared lines which become inactive, in spite of the different actions taken by Telefónica Móviles España to stimulate their usage, and in order to more accurately monitor the fundamental business ratios and the real contribution of clients to revenue generation, the Company decided at the close of the first half of 2004 it would no longer include 1.3 million inactive prepaid SIM cards in its reported customer base, or in the calculation of its business metrics. For reporting purposes, this adjustment has been made from April 1st 2004 and all the operating metrics corresponding to the second quarter of 2004 and the first half of 2004 have been calculated taking this adjustment into account. As a result, at the close of June 2004, the reported customer base of Telefónica Móviles España was over 18.6 million. It should be pointed out that this decision has no impact on the economic results of the Company.

It should be noted that in order to determine the relative positions of the operators in the market, their market share should be analyzed in terms of revenues. As the Spanish telecommunications regulator (CMT) has noted in its recent report, based on information provided by the companies, Telefónica Móviles España is the only operator whose market share in terms of service revenue[3] is clearly larger than its market share in terms of lines. This gives an idea of the greater relative quality of the customer base of Telefónica Móviles España.

[3]Service revenues: Subscription and monthly fees, outgoing traffic, SMS, Roaming-Out and data revenues. Source: CMT.

As for commercial activity in the first half of 2004, there was an increase of 13% in total volume (including additions, migrations and handset upgrades) vs. the first half of 2003.

Reflecting the company's focus on customers' value, we would highlight the rapid pace of prepaid to contract migration, still one of the main growth drivers of Telefónica Móviles España's MOU and ARPU. In the second quarter of 2004, there were close to 256,000 migrations, taking the total for the first half of 2004 to over 563,000 (+11% vs. the first half of 2003).

The migration process has contributed to the 8.5 percentage points increase in the weight of the contract segment within Telefónica Móviles España's total customer base to 46.2% at the end of the second quarter of 2004 vs. the second quarter of 2003.

In a context of strong and increasingly aggressive competition in number portability actions, where related high commercial costs can only be justified in the high-value segments, the Company has decided not to carry out proactive initiatives in the prepaid segment, concentrating its efforts on residential contract customers and the corporate segment. This commercial strategy has produced a small net loss in the prepaid segment in the first half of 2004, although Telefónica Móviles España continues to have a positive net balance in the higher value segments.

As regards other loyalty activities, the Company continues to record high handset upgrade rates through the MoviStar Plus points programme and the Estrena programme designed exclusively for prepaid customers. In all, there were more than 1,739,000 handset upgrades through loyalty initiatives in the first half of 2004.

Meanwhile, and in line with the Company strategy of capturing the strong growth potential offered by specific segments, various commercial offers and services, targeted at such segments, have been launched.

As for the main traffic and customer usage ratios, traffic carried on Telefónica Móviles España's networks totaled 10,600 million minutes in the second quarter of 2004 (+13.6% vs. the second quarter of 2003) and nearly 20,500 million in the first half of 2004 (+15.2% vs. the first half of 2003), driven by growth in outgoing traffic (+15.6% vs. the first half of 2003). MOU for the first half of 2004 was 120 minutes, with a 7.4% y-o-y increase. Including the impact of the SIM cards not considered in the reported customer base[4] MOU would have reached 124 minutes in the first half of 2004 (132 in the second quarter of 2004).

[4] At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.

With respect to data services, we would underline the increasing number of users of GPRS technology services, which now number more than 2.5 million. Telefónica Móviles España now has some 780,000 users of its multimedia messaging (MMS) and 450,000 users of its i-mode service.

At the end of May, Telefónica Móviles España began marketing its first UMTS video-telephone services in Spain, while extending the possibilities of the "Oficin@ MoviStar UMTS/GPRS" mobile connectivity service to its residential customers.

Also, reflecting progress in the FreeMove alliance, it is worth noting the launch of the new Single European Tariff for calls to Western Europe between networks of the alliance operators. This makes the price structure much more transparent to customers using their mobile phones outside Spain by presenting a single price of 0.75 euros per minute, regardless of where or when the call is made.

Thanks to all these factors, ARPU has continued to grow, showing a 5.9% increase vs. the first half of 2003 to reach 30.3 euros in the first half of 2004 (31.0 euros in the second quarter of 2004). Including the impact of the SIM cards not considered in the reported customer base4, ARPU would have reached 31.2 euros in the first half of 2004 and 33.0 euros in the second quarter of 2004.

We would also highlight the 17% increase in Telefónica Móviles España's data revenues vs. the first half of 2003 to more than 467 million euros. This gives a data ARPU of 3.9 euros in the first half of 2004 (+10.1% vs. the first half of 2003). Including the impact of the SIM cards not considered in the reported customer base4 data ARPU would have reached 4.0 euros in the first half of 2004.

Highlights of Telefónica Móviles España's financial results in the period are as follows:

  Operating revenues rose 8.3% y-o-y in the second quarter of 2004 (to 2,021 million euros) and 12.5% in the first half of 2004.

The slowdown in operating revenue growth was mostly the result of the lower y-o-y increase in handset sales, which rose 18.3% in the second quarter of 2004 vs. the second quarter of 2003 (+75.4% in the first quarter of 2004 vs. the first quarter of 2003). Also, the growth of service revenues (1,779 million euros in the second quarter of 2004 and 3,480 million euros in the first half of 2004) eased due to increased loyalty efforts[5], higher traffic promotions and the lower growth of the customer base.

[5] Loyalty programs points are accounted as lower service revenues

Telefónica Móviles España maintains its guidance for achieving over 9% growth in operating revenues for the full year.

The weight of subscriber acquisition and retention costs over operating revenues in the first half of 2004 was 8.1% (7.9% in the second quarter of 2004). The increase vs. the first half of 2003 (+6.9%) is the result of the aforementioned increase in commercial activity (+13% vs. the first half of 2003), with an increasing weight of number portability initiatives, which bear a high commercial cost.

  EBITDA in the second quarter of 2004 was 1,056 million euros, an increase of 6.5% vs. the second quarter of 2003. EBITDA in the first half of 2004 was 2,058.7 million euros (+9.7% vs. the first half of 2003).

In a context of aggressive commercial activity, and given the Company's greater focus on high-value customers, which has caused an increase in commercial costs, the EBITDA margin reached 52.2% in the second quarter of 2004 and 52.7% in the first half of 2004, maintaining Telefónica Móviles España's position as one of the most efficient companies in the sector.

Despite the tougher competitive environment, the Company maintains its guidance of achieving an EBITDA margin above 50% for 2004.

When analysing the EBITDA margin quarterly evolution one should consider the higher weight of handsets sales over total operating revenues in the second quarter of 2004 (12%) vs. the first quarter of 2004 (10%).

We note that, since March 1st 2004, the fee for using the UMTS spectrum has no longer been capitalised, nor have the other expenses related to this technology, with an impact of 7.7 million euros on EBITDA in the first half of 2004. UMTS-related expenses capitalised up to now have started being depreciated, with a 20 million euros impact on depreciation.

  CapEx in the first half of 2004 totalled 268 million euros, 23.3% more than in the first half of 2003, mostly due to the rollout of the new UMTS network. CapEx committed up to June reached 517 million euros.

Morocco

Médi Telecom ended June with 2.1 million customers (+21.9% vs. June 2003). Net adds in the second quarter amounted to nearly 110 thousand customers, recovering the growth trend after the slight contraction seen in the previous quarter.

Operating revenues continued to advance, reaching 77 million euros in the second quarter of 2004, driven by both customer and traffic growth. In the first half of 2004 operating revenues reached 149 million euros (+17.7% vs. the first half of 2003).

More noteworthy was the performance of EBITDA, which nearly doubled the figure for the second quarter of 2003. Although the Company increased its commercial activity, the EBITDA margin of 45% in the second quarter of 2004 was even higher than that of the first quarter of 2004. EBITDA in the first half of 2004 amounted to 65 million euros, 78.1% more than in the first half of 2003, reaching a 44% EBITDA margin (29.0% in the first half of 2003).

Thanks to another positive operating results performance and to scaling back CapEx, operating cash flow reached 50 million euros, outstripping the total for 2003.

Latin America

Brazil

In the second quarter of 2004 the growth of the Brazilian cellular market continued to accelerate, driven by the Mother's Day and Valentine's Day commercial campaigns.

Despite a tough competitive environment, Vivo continued to lead the growth of the Brazilian market. In the second quarter of 2004, Vivo achieved net adds of over 1.6 million customers, vs. 1.2 million in the first quarter of 2004 and 0.55 million in the second quarter of 2003 (0.6 million including TCO from April 2003), ending the second quarter of 2004 with more than 23.5 million customers, 34.2% more than in the second quarter of 2003 and 7.5% more than in the first quarter of 2004. This gives it an estimated market share of 44% for Brazil as a whole and an average of 55% in its areas of operation, practically the same as in previous quarters.

As for customer usage, total MOU in the second quarter of 2004 was 90 minutes (-2% vs. the first quarter of 2004), while total ARPU was 33 reais (-4% vs. the first quarter of 2004). The quarterly decline in ARPU was due to the sharp growth in the customer base mostly in the lower ARPU prepaid segment, and to strong traffic promotions both during this quarter and previous one. At the end of June 2004, the prepaid segment accounted for 79.3% of Vivo's total customers vs. 77.9% in March 2004 and 73.3% in the second quarter of 2003. Assuming the same customer mix as in the first quarter of 2004, ARPU in the second quarter of 2004 would remain flat.

We would underline the growth of outgoing traffic (+10% vs. the first quarter of 2004), which more than compensated for lower incoming traffic growth.

It must be remembered that figures for the second quarter of 2004 are not comparable with the second quarter of 2003 due to the incorporation of TCO in May 2003 and the impact of the migration to SMP.

Meanwhile, the usage of data services continued to grow. These now represent more than 4% of Vivo's total service revenues, doubling the weight of the first half of 2003.

As regards Vivo's results, operating revenues in the first half of 2004 were 731.9 million euros, a y-o-y increase of 27.9% in local currency, thanks mainly to the increased commercial activity and higher service revenues. Excluding TCO's contribution during the first four months of 2004, operating revenues would have grown 12.5% vs. the first half of 2003 in local currency.

EBITDA for the second quarter was 14.9% lower vs. the first quarter of 2004 in reais on the back of the strong commercial activity in the quarter, which saw two of the year's main campaigns, leading to a 35% increase in net adds vs. the first quarter of 2004.

EBITDA for the first half of 2004, in local currency, increased 23.7% y-o-y. Excluding TCO's contribution during the first four months of 2004 EBITDA would have grown 5.6% vs. the first half of 2003.

The EBITDA margin after management fees was 31.7% in the second quarter of 2004 and 35.8% in the first half of 2004, reflecting the impact of higher commercial costs.

With respect to CapEx, Vivo operators invested 71 million euros in the first half of 2004, an increase of 69% vs. the first half of 2003. The growth was mainly the result of TCO's consolidation and larger CapEx to expand coverage of Vivo's 1XRTT networks and boost the capacity of the operators' networks in order to meet the growth of the customer base. Committed CapEx in the first half of 2004 amounts to 182 million euros.

Mexico

Telefónica Móviles México (TMM) has continued to strengthen its position in the country, especially in the growing GSM market. In the second quarter of 2004, TMM's commercial activity increased 14% vs. the first quarter of 2004, with net adds in the period of 308 thousand customers, nearly tripling the figure of the second quarter of 2003.

TMM's total customer base at the end of June 2004 was 4.1 million (+60.7% vs. the second quarter of 2003; +8% vs. the first quarter of 2004), driven by GSM customer acquisition. At that date, GSM customers accounted for nearly 50% of TMM's total customers (vs. 38% at the end of March 2004).

Note also the positive results in gross adds from the first approaches to the corporate business segment, based on the product range already being offered to companies in Spain.

As for the GSM network rollout, coverage was extended in the second quarter of 2004 to 70% of the national GDP, while the distribution network was expanded to over 8,500 points of sale.

On the other hand, early in July TMM announced the rollout of EDGE technology on its GSM network, providing the most advanced broadband service in Mexico.

In line with the growth of the customer base, total traffic in the second quarter of 2004 grew 8% vs. the first quarter of 2004, with MOU in the second quarter of 2004 of 62 minutes (+1.0% vs. the first quarter of 2004) and ARPU of 171 Mexican pesos (-1.4% vs. the first quarter of 2004).

As regards financial results, we would underline the improvement in service revenues, which in the second quarter of 2004 showed growth of 8% vs. the first quarter of 2004 in local currency, in line with the growth of the customer base. The decrease in total operating revenues of 5% in local currency vs. the first quarter of 2004 is due to the decline in handset sales, as the distribution channel was supplied at the end of the previous quarter with handsets for the Mother's Day campaign.

Meanwhile, EBITDA losses were 31.7 million euros in the second quarter of 2004, -33% vs. the first quarter of 2004, despite the more intense commercial activity. In the first half of 2004, TMM posted an EBITDA loss of -78.9 million euros.

Total CapEx in the first six months of the year was 49 million euros, with CapEx committed at the end of June of 286 million euros.

Argentina

The increase growth of the Argentine cellular market, driven since the previous quarter by the GSM network rollout and high levels of commercial activity, continued to accelerate in the second quarter of 2004, reaching an estimated penetration rate of 25% (vs. 18% in the first half of 2003).

At the end of June 2004, Unifón had 2.2 million customers, 36.1% more than the year before and 11% more than in March 2004. In the second quarter of 2004, the faster development of the GSM network, alongside the increase in the number of points of sale and the specific campaigns carried out in the quarter, underpinned further growth in net adds, which totaled more than 219 thousand in the second quarter of 2004 (61 thousand in the second quarter of 2003) and far exceeding those of the first quarter of 2004 (+50%).

By the end of the quarter, four months after the commercial launch of the service, GSM customers accounted for 5% of Unifón's total customer base.

We would highlight that the growth in the customer base was accompanied by an improvement in customer usage ratios. MOU showed y-o-y growth of 24% vs. the second quarter of 2003 and 6% vs. the first quarter of 2004 on the back of a recovery in consumption and campaigns aimed at boosting the usage of services. The increase in traffic led to an 18% increase in ARPU in local currency vs. the second quarter of 2003 and 3% vs. the first quarter of 2004.

In terms of results, Unifón recorded a y-o-y increase in operating revenues in the first half of 2004 of 50.2% in pesos, underpinned by higher traffic and increased handset sales on the back of the growth in gross adds.

The greater commercial activity and higher costs associated with the launch of GSM undermined EBITDA in the second quarter of 2004, which saw a decline of 29.4% in the first half of 2004 in local currency, leaving an EBITDA margin of 14.6% in the first half of 2004 and 7.2% in the second quarter of 2004.

As for CapEx, the company continued to roll out the GSM network, having extended coverage in the second quarter to Córdoba, Rosario, Tucumán, Salta, Bahía Blanca, Neuquén, San Luis, Comodoro Rivadavia and San Juan, reaching coverage of 66% of the national GDP.

Total CapEx for Unifón as of June 2004 was 60 million euros, with CapEx committed of 83 million euros.

Peru

The Peruvian cellular market continues to show strong growth, ending the second quarter of 2004 with an estimated 3.4 million users, with penetration of 12.4%, 3.2 percentage points, higher than at the end of second quarter of 2003.

In this context, TM Perú continues to lead market growth, with net adds of over 161 thousand customers in the second quarter of 2004, 2.5 times higher than the figure recorded in the second quarter of 2003 and 25.4% higher than first quarter of 2004.

Efforts in customer acquisition led to increased y-o-y growth in the customer base in both segments (contract 10% vs. +7% in the first quarter of 2004 and prepaid +46% vs. +39% in the first quarter of 2004). The company ended the second quarter of 2004 with a customer base of 1.8 million, +37.7% vs. the end of the second quarter of 2003.

It is also worth noting that at the close of the second quarter of 2004, 25% of the customer base had a handset with CDMA 2000 1xRTT technology, vs. 15% in the previous quarter.

As regards financial results, TM Perú's operating revenues in local currency grew 8.3% in the first half of 2004 vs. the first half of 2003. This was due largely to the increase in the customer base and growth in prepaid outgoing traffic, which were partly offset by the lower interconnection revenues due to the decline in traffic from fixed networks.

As a result of the increase in operating expenses deriving from the intense commercial activity, EBITDA in local currency declined by 23.3% in the first half of 2004, leaving an EBITDA margin of 25.9% vs. 36.6% in the first half of 2003. The EBITDA margin in the second quarter of 2004 remains stable with respect to the first quarter of 2004 despite the strong commercial activity thanks to cost control.

Chile

Telefónica Móvil - company acquired by Telefónica Móviles - ended the second quarter of 2004 with 2.7 million customers, with y-o-y growth of 40.8%. The company has once again led growth in the market, with 238 thousand net adds in the second quarter of 2004 (vs. 61 thousand in the second quarter of 2003), thanks to the positive performance of GSM net adds.

In little more than a year after its launch (April 2003), the company has a GSM customer base of 923 thousand, 34% of the total customer base.

As for financial results in the first half of 2004, the strong increase in the customer base, together with higher outgoing traffic, continue boosting operating revenues' advance. Meanwhile, the EBITDA margin reduction from the first quarter of 2004 (20.8% in the second quarter of 2004 and 24.3% in the first quarter of 2004) is due to the higher commercial activity as well as the impact from the reduction in mobile interconnection tariffs from February 2004. Thus, EBITDA margin for the first half of 2004 stood at 22.6%.

Guatemala and El Salvador

The total customer base managed by Telefónica Móviles' operators in Guatemala and El Salvador at the end of June 2004 stood at 531 thousand customers (238 thousand in Guatemala and 293 thousand in El Salvador), a y-o-y increase of 48%.

The sharp increase in customers compared to the previous quarter reflects the larger net adds (over 71 thousand customers in the second quarter of 2004 vs. 55 thousand in the first quarter of 2004), as a result of the commercial effort made in the Mother's Day campaign.

As regards financial results, we would highlight the 16.9% y-o-y increase in operating revenues from both operations vs. the first half of 2003 in constant euros, fuelled by the growth of the customer base. EBITDA performance reflects the larger commercial effort made. The EBITDA margin was 13.2% in the first half of 2004 vs. 12.2% in the second quarter of 2004.

CELLULAR BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
Telefónica Móviles España
Operating revenues	3,904.0	3,469.6	12.5
EBITDA	2,058.7	1,875.9	9.7
EBITDA margin	52.7%	54.1%	(1.3 p.p.)
Brasilian companies (1)
Operating revenues	731.9	585.3	25.1
EBITDA	262.0	217.3	20.6
EBITDA margin (1)	35.8%	37.1%	(1.3 p.p.)
Telefónica Móviles México
Operating revenues	301.4	266.0	13.3
EBITDA	(78.9)	(16.7)	373.1
EBITDA margin	(26.2%)	(6.3%)	(19.9 p.p.)
TCP Argentina
Operating revenues	146.8	105.3	39.4
EBITDA	21.4	32.6	(34.5)
EBITDA margin	14.6%	31.0%	(16.4 p.p.)
Telefónica Móviles Perú
Operating revenues	118.2	121.3	(2.6)
EBITDA	30.6	44.4	(31.0)
EBITDA margin	25.9%	36.6%	(10.7 p.p.)
Telefónica Móviles Guatemala and El Salvador
Operating revenues	84.5	81.1	4.2
EBITDA	11.2	13.3	(15.9)
EBITDA margin	13.2%	16.4%	(3.2 p.p.)
Telefónica Móvil Chile
Operating revenues	172.3	149.1	15.5
EBITDA	38.9	48.0	(18.8)
EBITDA margin	22.6%	32.2%	(9.6 p.p.)

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Year over year comparision is affected by TCO incorporation from May 2003.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	June
	2004	% Chg 04/03
T Móviles España	18,639	(1.3)
Contract	8,605	21.0
Prepaid	10,034	(14.7)
Brasilcel	23,514	34.2
Contract	4,873	4.2
Prepaid	18,641	45.1
TCP Argentina	2,189	36.1
Contract	733	50.4
Prepaid	1,456	29.9
T Móviles Perú	1,795	37.7
Contract	318	10.0
Prepaid	1,478	45.6
TEM El Salvador	293	25.9
Contract	71	19.7
Prepaid	222	28.0
TEM Guatemala	238	89.3
Contract	51	11.9
Prepaid	187	133.1
NewCom Wireless Puerto Rico (1)	155	(13.9)
Contract	107	5.4
Prepaid	48	(38.9)
Telefónica Móviles México	4,080	60.7
Contract	218	(21.6)
Prepaid	3,862	70.8
Medi Telecom	2,149	21.9
Contract	142	7.7
Prepaid	2,006	23.1
Telefónica Móvil Chile	2,739	40.8
Contract	445	0.3
Prepaid	2,294	52.8
Total Managed	55,791	21.0

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) In order to fulfil the commitments to develop the cellular business in Puerto Rico, Telefónica Group has the option to obtain shares respresenting 50.1% of total equity in the company.

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	5,287.9	4,635.9	14.1	2,727.4	2,506.2	8.8
Operating expenses	(3,048.1)	(2,525.6)	20.7	(1,589.0)	(1,373.6)	15.7
Other net operating income (expense)	30.9	16.7	85.1	13.7	1.3	n.s.
EBITDA	2,270.8	2,127.0	6.8	1,152.2	1,133.8	1.6
Depreciation and amortization	(718.2)	(724.8)	(0.9)	(359.5)	(367.5)	(2.2)
Operating profit	1,552.6	1,402.2	10.7	792.7	766.4	3.4
Profit from associated companies	(21.0)	(47.7)	(55.9)	(9.3)	(24.1)	(61.5)
Financial net income (expense)	(152.4)	(157.0)	(2.9)	(96.5)	(78.1)	23.5
Amortization of goodwill	(38.6)	(46.5)	(17.1)	(17.8)	(25.5)	(30.1)
Extraordinary net income (expense)	(14.6)	6.0	c.s.	(20.7)	1.0	c.s.
Income before taxes	1,325.9	1,156.9	14.6	648.5	639.7	1.4
Income taxes	(438.2)	(388.9)	12.7	(188.2)	(217.7)	(13.6)
Net income before minority interests	887.8	768.0	15.6	460.4	422.0	9.1
Minority interests	1.4	10.8	(87.4)	5.5	(2.1)	c.s.
Net income	889.1	778.9	14.2	465.9	419.8	11.0

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	5,458.1	4,782.8	14.1	2,810.3	2,582.8	8.8
Internal expend capitalized in fixed assets (1)	36.7	40.3	(9.0)	17.9	21.3	(16.0)
Operating expenses	(3,168.1)	(2,611.2)	21.3	(1,647.3)	(1,416.3)	16.3
Other net operating income (expense)	(17.5)	(37.0)	(52.5)	(11.8)	(29.3)	(59.7)
EBITDA	2,309.2	2,175.0	6.2	1,169.1	1,158.5	0.9
Depreciation and amortization	(764.2)	(764.3)	(0.0)	(382.4)	(388.4)	(1.5)
Operating profit	1,545.0	1,410.7	9.5	786.7	770.1	2.1
Profit from associated companies	(22.1)	(47.7)	(53.6)	(9.8)	(24.1)	(59.2)
Financial net income (expense)	(165.6)	(174.2)	(4.9)	(102.0)	(86.6)	17.8
Amortization of goodwill	(44.9)	(52.9)	(15.0)	(21.0)	(28.7)	(27.1)
Extraordinary net income (expense)	(14.1)	6.0	c.s.	(20.5)	0.6	c.s.
Income before taxes	1,298.2	1,141.8	13.7	633.3	631.3	0.3
Income taxes	(434.7)	(385.2)	12.9	(186.5)	(216.0)	(13.7)
Net income before minority interests	863.5	756.6	14.1	446.8	415.2	7.6
Minority interests	14.4	17.3	(16.8)	12.6	1.6	n.s.
Net income	877.8	773.9	13.4	459.5	416.9	10.2

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the first half of 2004 the TPI Group's operating revenues increased by 12.7% to 215.7 million euros, despite the negative performance of local currencies against the euro in Latin America, in particular the Peruvian sol. The Group's EBITDA amounted to 59.3 million euros, 39.4% higher than the figure for the same period of 2003. These results are explained by:

  The progress made, within TPI España, by both the advertising revenues, which rose by 11.1% to 140.7 million euros, and the telephony traffic business line, whose revenues soared by more than three times fold those of the previous year, reaching 20.6 million euros.

  The good performance of advertising revenues at the Chilean subsidiary (Publiguias), which in local currency rose by 7.5%.

  The increase in total revenues at TPI Peru of 5.8% in local currency, helped by the publication of the Lima book, and the significant improvement in EBITDA, which rose by 35.1% in local currency, due to the efforts deployed in reducing bad debt provisions.

  The decrease in total revenues of TPI Brazil of 19.5% in local currency, due to a more restrictive contract policy aiming at improving bad debt levels.

Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated to year end. Likewise, the positive evolution of the company allows to maintain the initial forecasts of its main financial aggregates up to year-end announced during the first quarter, of growth at constant exchange rates in revenues (3-5%) and EBITDA (9-11%).

TPI España, that includes the revenues of Goodman Business Press, contributed 79% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 54.8 million euros (92.4% of total). TPI España revenues rose by 19.7% to 170.4 million euros, triggered mainly by four main factors:

  The organic growth, like for like, of 4.3% and 7.9% experienced by the Yellow Pages directories and the White Pages directories, respectively.

  The publication of an additional Yellow Pages directory in comparison with the same period in the previous year (41 directories vs. 40 directories in H103) vs. no changes in White Pages (26 directories in both periods).

  The variations in the publication calendar of guides.

  And the strong performance, within TPI Spain, achieved by the telephony service 11888, whose revenues climbed to 20.6 million euros vs. 6.6 million euros in the same period of 2003 (+214.1%).

Latin America contributed the remaining 21% of revenues and 8% of EBITDA, with TPI Peru being the biggest Latin American contributor to both revenues and EBITDA thanks to the publication of the Lima directory in January 2004. During this period, TPI Peru obtained revenues of 26.3 million euros and contributed 10.5 million euros to the Group's consolidated EBITDA.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during the first half of 2004 an increase in total revenues of 12.5% up to 220,2 million euros compared with the first half of 2003, due primarily to an improvement in the economic situation in Argentina. EBITDA amounted 59.9 million euros, representing a year on year increase of 39.9%.

TPI - PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January - June
	2004	2003	% Chg
Books Published
Yellow Pages*	41	40
White Pages	26	26

(Euros in millions)
Revenue Breakdown (1)	169.3	141.3	19.9
Advertising	140.7	126.6	11.1
Publishing	122.3	112.1	9.1
Yellow Pages	95.2	87.4	8.9
White Pages	27.2	24.7	10.0
Building Directory (2)
Europages (2)
Internet	15.0	12.1	23.9
Operator Assisted Yellow Pages	2.2	1.9	10.5
Others	1.3	0.5	150.4
Telephony Traffic	20.6	6.6	214.1
Operator	7.3	6.9	5.9
Others	0.7	1.2	(40.0)

*Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. results. Goodman Business Press is not included.
(2) Both will be published from next quarter onwards.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	215.7	191.5	12.7	138.3	125.1	10.6
Operating expenses	(156.4)	(149.0)	5.0	(96.9)	(93.3)	3.8
EBITDA	59.3	42.5	39.4	41.4	31.8	30.5
Depreciation and amortization	(10.5)	(12.4)	(15.7)	(5.5)	(6.2)	(11.5)
Operating profit	48.8	30.1	62.2	36.0	25.6	40.7
Profit from associated companies	(0.4)	(0.7)	(49.9)	(0.1)	(0.2)	(64.4)
Financial net income (expense)	(1.9)	(1.7)	7.4	(1.6)	(0.7)	127.0
Amortization of goodwill	(2.1)	(1.5)	40.2	(1.3)	(0.8)	70.4
Consolidation adjustments	0.0	0.6	n.s.	0.0	0.0	n.s.
Extraordinary net income (expense)	(0.3)	(0.1)	179.6	(0.4)	0.3	c.s.
Income before taxes	44.2	26.6	66.1	32.6	24.3	34.4
Income taxes	(17.0)	(11.5)	47.2	(12.8)	(10.8)	19.0
Net income before minority interests	27.2	15.1	80.6	19.8	13.5	46.7
Minority interests	0.5	5.6	(90.7)	0.1	3.9	(98.4)
Net income	27.7	20.7	34.3	19.9	17.4	14.4

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	220.2	195.7	12.5	142.3	129.0	10.3
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(148.8)	(141.9)	4.9	(91.7)	(89.6)	2.3
Other net operating income (expense)	(11.5)	(10.9)	5.0	(8.0)	(6.6)	21.9
EBITDA	59.9	42.8	39.9	42.6	32.8	29.8
Depreciation and amortization	(10.8)	(12.9)	(15.9)	(5.6)	(6.4)	(11.8)
Operating profit	49.1	30.0	63.9	36.9	26.4	39.8
Profit from associated companies	(0.4)	(0.7)	(49.9)	(0.1)	(0.2)	(64.4)
Financial net income (expense)	(3.3)	(4.3)	(22.5)	(2.2)	(1.8)	19.7
Amortization of goodwill	(2.1)	(1.0)	123.9	(1.3)	(0.7)	72.9
Extraordinary net income (expense)	(0.4)	(0.4)	10.5	(0.5)	(0.0)	n.s.
Income before taxes	42.9	23.7	81.3	32.8	23.7	38.8
Income taxes	(17.0)	(11.5)	47.2	(12.8)	(10.8)	19.0
Net income before minority interests	25.9	12.1	113.7	20.0	12.9	55.4
Minority interests	0.6	5.5	(89.9)	0.1	3.8	(97.9)
Net income	26.5	17.6	50.2	20.1	16.7	20.2

Note: Telefónica Directories Business includes Telinver (Argentina).
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TERRA LYCOS GROUP

In the first half of 2004, the operating revenues obtained by Terra Lycos amounted 273.9 million euros, representing an increase of 8.3% over the same period of the previous year. The strategic Alliance with Telefónica has continued to progress during the second quarter, reaching an accumulated figure of 59.2 million euros in June compared with 43.5 million euros obtained in the same period of 2003.

The revenues breakdown by business line until June, which remained stable compared with the first quarter, was as follows: 42.5% Access revenues (+11.9% y-o-y), 25.0% Advertising and Online revenues (+14.6% y-o-y), 22.4% Communication Services revenues (-1.0% y-o-y) and the remaining 10.1% Corporate Services revenues (+2.4% y-o-y).

Regarding the geographical revenues breakdown, Spain, Brazil and USA subsidiaries weighted 89% of total revenues, with a significant contribution from the strategic Alliance with Telefónica both in Spain and Brazil.

During this semester, Spain experienced a year over year revenues growth of 28.9% to 115.5 million euros, representing 42.0% of total revenues (up from 35.3% of total revenues in the same period of 2003), mainly due to the growth registered in both access (+16.9%) and CSP/Portal (+47.0%) revenues. Particular mention should be made for the new product launched in June "Pack Terra Disney" that includes broadband internet access (ADSL) plus a package of exclusive broadband Disney contents within a fully secure environment.

Brazil revenues stood at 70.2 million revenues, a decrease of 2.4% over the first half of 2003, representing 25.5% of total revenues (down 2.8 percentage points y-o-y). Terra Brazil, with almost 2.8 million clients, remains the biggest paying access provider in the country with 1.2 million subscribers, highlighting its leadership in the broadband market, with 538,889 connections. Moreover, important companies such as VISA, Johnson & Johnson, Nike and Dell are among the main advertisers within Terra Brazil's client portfolio.

USA revenues, including those of One Travel, amounted 58.1 million euros (+1.5% y-o-y), representing 21.1% of total revenues (1.4 p.p less than in the same period of 2003). Most of the revenues obtained this semester came from advertising revenues.

The remaining countries and businesses weight 11% of total group's revenues, highlighting the contribution of Mexico and Chile, which both account for 10%.

EBITDA for this first half of 2004 stood at 2.4 million euros, representing an EBITDA margin of 0.9% (vs. -14,5% in June 2003), compared with the negative 36.6 million euros reached in the first quarter of 2003. The Alliance with Telefónica registered coverage of the value committed for the whole year (78.5 million euros) of 43%.

Regarding its client base, Terra Lycos reached this first half of 2004 5.7 million paying subscribers (+58.6% over the same period of 2003). Access clients account 1.8 million at the end of June 2004, of which 841,651 are broadband clients (+76.3% y-o-y).

It should be mentioned that 68.0% of the company's total paying customers had signed up for OBP products, consisting of either communication or portal products (CSPs or OBPs). These clients have increased 86.5% in the last twelve months, largely due to the new Alliance with Telefónica.

At the end of the first half of 2004, Terra Lycos had a cash position of 1,615 million euros.

Moreover, during the Ordinary General Meeting of Shareholders held on 22th June 2004, were approved, among other matters, the reduction of the stock capital by amortization of own shares and the payment of a dividend against the paid in capital reserve.

The share capital will be reduced by an amount of 53,052,804 euros, aiming at amortizing 26,526,402 treasury stock of two euros of nominal value each share. These 26,526,402 shares amortized were acquired by Citibank and maintained in the treasury stock in order to give coverage to the stock-options plan of Lycos Inc.

As a consequence of this share capital reduction, the share capital of the company will be 1,150 million euros (574.9 million shares with a nominal value of two euros each), at present fully subscribed and paid.

The dividend will be paid on July the 30th of 2004, in cash, for a fixed amount of two euros per each of the shares in circulation, with a total maximum amount of 1,136 million euros.

TERRA LYCOS GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	June
	2004	2003	% Chg
Total Pay Subscribers	5,726.1	3,610.1	58.6
Access	1,833.2	1,522.3	20.4
Narrowband	991.6	1,044.9	(5.1)
Broadband	841.7	477.4	76.3
OBP (CSP/Portal)	3,892.9	2,087.8	86.5
Broadband Access Subscribers by Country	841.7	477.4	76.3
Spain	191.8	135.3	41.8
Latin America	649.9	342.2	89.9
Employees (units)	2,043	2,285	(10.6)

TERRA LYCOS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	273.9	252.8	8.3	140.2	138.3	1.4
Internal expend capitalized in fixed assets (1)	0.5	0.6	(10.8)	0.3	0.4	(14.5)
Operating expenses	(268.1)	(286.2)	(6.3)	(136.9)	(154.1)	(11.1)
Other net operating income (expense)	(4.0)	(3.8)	4.3	(1.9)	(1.7)	12.5
EBITDA	2.4	(36.6)	c.s.	1.7	(17.1)	c.s.
Depreciation and amortization	(38.7)	(37.5)	3.3	(16.9)	(18.0)	(6.5)
Operating profit	(36.4)	(74.1)	(50.9)	(15.2)	(35.1)	(56.8)
Profit from associated companies	(8.1)	(8.6)	(6.5)	(3.4)	2.6	c.s.
Financial net income (expense)	17.4	21.4	(18.7)	5.4	9.1	(40.7)
Amortization of goodwill	(39.4)	(42.2)	(6.6)	(19.7)	(22.0)	(10.6)
Extraordinary net income (expense)	(24.4)	5.8	c.s.	(4.8)	3.3	c.s.
Income before taxes	(90.8)	(97.7)	(7.1)	(37.7)	(42.2)	(10.6)
Income taxes	19.0	(0.2)	c.s.	8.4	(0.0)	c.s.
Net income before minority interests	(71.8)	(97.9)	(26.7)	(29.3)	(42.2)	(30.6)
Minority interests	2.5	0.0	n.s.	0.4	(0.0)	c.s.
Net income	(69.3)	(97.9)	(29.2)	(28.9)	(42.2)	(31.5)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

In the second quarter of 2004, the positive trend shown during the first quarter continued, characterized by Atento Group's increase in commercial activity and services consolidation in its main clients. It is important to highlight the agreements reached with VIVO and Unibanco Brazil and the signature of new contracts (e.g. Prefetura de Sao Paolo). In Spain and Mexico, the agreement with BBVA continued to progress satisfactorily. Likewise, in Mexico, new clients such as Amex, Scotiabank Inverlat, Nafin and Infonavit were captured and new services launched with BBVA and Nokia. Atento Puerto Rico consolidated the contracts signed during the first quarter with AT&T Wireless, ACE Insurance and Banco Santander. Atento Chile was able to get new clients outside the Telefónica Group, such as Correos de Chile, Vespucio Norte Express, Americatel and new services with BBVA. In Venezuela, a new contract was signed with Empresas Polar. In Atento Colombia, an agreement with DHL has been closed.

From a financial point of view, Atento Group operating revenues for the first half of 2004 amounted to 279,4 million euros, 15.5% more than in the same period of the previous year. This evolution is explained by the greater contribution of Atento Spain, which revenues grew year on year by 20,8%, and of Atento Brazil, which revenues grew year on year by 17.2% due to commercial achievements over the period. Excluding the negative exchange rate effect, revenues would have increased by 19.6%. It is important to highlight that, during the second quarter of 2004, y-o-y revenues growth rate accelerated versus the first quarter of the year (+21.7% vs. 9.4%).

In terms of revenues structure, the contribution of clients outside the Telefónica Group continues its upward trend, reaching 41% of revenues as of June 2004 compared with 38% in December 2003, as a result of the aforementioned commercial progress. Regarding the evolution by countries, Spain and Brazil continue to be the highest contributors of revenues (73.0% of the total), 2.1 percentage points more than their contribution at the end of june 2003. Spain's contribution increased 1.7 percentage points due to higher services given to BBVA, while Brazil's contribution rose 0.4 percentage points. Regarding the rest of the countries, Mexico increased its contribution to 6.5% (4.9% a year ago), as well as Argentina (2.5% vs. 1.7%) and Puerto Rico (2.7% vs. 1.8%).

Operating expenses totaled 240.1 million euros for the period January-June 2004, 10.1% higher than the first six months of 2003 (+14.1% in constant euros). This variation can be explained by the year on year increase in personnel expenses (+12.6%) related to a higher activity.

As a result of this evolution of revenues and expenses, EBITDA for the first half of the year stood at 40.9 million euros, 61.3% higher than the figure for the same period of the previous year (71.6% excluding the forex effect). During the second quarter, the year on year increase of EBITDA reached 83.8%. EBITDA margin rose to 14.6%, 4.2 percentage points above that registered twelve months ago. During the period April-June 2004, EBITDA margin stood at 14,8% (+5.0 percentage points vs. 2Q03). This margin places the Company among the most profitable companies in the "Contact Center" sector.

The operating profit for the first half amounted to 21.4 million euros with a significant improvement compared with the 2.1 million euros loss registered during the same period in 2003, mainly due to the increase in EBITDA and the 29.4% y-o-y decrease in depreciation as a result of the degree of maturity achieved in operations.

Net income for the first half amounted to 2.2 million euros, as compared with a net loss of 14.9 million euros in the first six months of 2003. It is important to note this is the first semester the Company has recorded a positive net result.

At operating level, Atento Group had 27,580 positions in place in June 2004, compared with 25,700 positions in December 2003 and 24,640 positions in June 2003. The average number of occupied positions for the semester was 20.745, representing a level of occupation of 81%, an increase of 5 percentage points from the same period of the previous year.

Accumulated CapEx in June amounted to 8.2 million euros, 25.8% more than in the first half of 2003, mainly due to the investments made by Atento Brazil to attend new services and clients and the implementation of the new call center in Chile (Vicuña) and Mexico (Puebla).

Finally, operating free cash flow (EBITDA-CapEx) reached 32.7 million euros compared with the 18.8 million euros generated in January-June 2003.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	279.4	241.9	15.5	145.3	119.4	21.7
Operating expenses	(240.1)	(218.1)	10.1	(125.2)	(109.1)	14.7
Other net operating income (expense)	1.6	1.6	1.3	1.3	1.4	(6.7)
EBITDA	40.9	25.3	61.3	21.5	11.7	83.8
Depreciation and amortization	(19.4)	(27.5)	(29.4)	(9.4)	(13.6)	(30.8)
Operating profit	21.4	(2.1)	c.s.	12.1	(1.9)	c.s.
Financial net income (expense)	(9.5)	(17.1)	(44.5)	(5.9)	(8.7)	(31.4)
Amortization of goodwill	(3.2)	(3.5)	(10.0)	(1.6)	(1.7)	(5.7)
Extraordinary net income (expense)	(4.0)	1.2	c.s.	(3.6)	0.8	c.s.
Income before taxes	4.8	(21.6)	c.s.	0.9	(11.5)	c.s.
Income taxes	(2.0)	6.8	c.s.	(0.0)	3.1	c.s.
Net income before minority interests	2.8	(14.8)	c.s.	0.9	(8.4)	c.s.
Minority interests	(0.6)	(0.1)	n.s.	(0.2)	(0.1)	150.9
Net income	2.2	(14.9)	c.s.	0.7	(8.5)	c.s.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media business obtained operating revenues of 571,1 million euros at the end of the first half of 2004 compared with the 781,7 million euros registered during the same period of the previous year, mainly due to the consolidation by the global integration method of the results of Antena 3, Onda Cero, its subsidiary, and Euroleague during the first half of 2003. These companies being subsequently removed from the consolidation perimeter of the Telefónica Group. Without taking into account these changes in the consolidation perimeter, consolidated revenues would grow more than 12% vs. the first half of 2003, mainly due to the positive performance of Endemol in its English speaking markets, and of ATCO, in a context of recovery of the advertising market in Argentina.

The consolidated EBITDA of the business during the first half of the year amounted to 87,1 million euros, as compared with the 127,2 million euros obtained during the same period of 2003. Excluding the contribution made to consolidated EBITDA by Antena 3, Onda Cero and Euroleague during the first six months of 2003, the EBITDA growth would be 5.8%.

ENDEMOL

The Endemol Group generated revenues of 488,3 million euros during the first half of 2004, which was 22,4% more than in the same period of the previous year. In EBITDA terms, Endemol registered 83,4 million euros, 14,9% more than in the first half of 2003. This positive performance was mainly achieved in its English speaking markets (the United States and the United Kingdom), where the most profitable formats for the company are produced, highlighting among them "Fear Factor" in the United States.

ATCO

The advertising market in Argentina during the first half of 2004 grew by approximately 54% with respect to the same period of the previous year. In this positive context, Telefé reaffirmed its position as leader of the free-to-air television market, with an increase of 3 percentage points in audience, reaching 35,7% of the total audience, and maintaining a strong difference of 7,9 percentage points with its main competitor.

During the first half of 2004, ATCO's (Telefé and Radio Continental) operating revenues rose to 141,6 million pesos, 40,0% higher than the figure obtained during the first half of 2003 and EBITDA climbed to 34,6 million pesos, as compared with the 8,8 million pesos recorded in the same period of the previous year.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	571.1	781.7	(26.9)	297.3	409.5	(27.4)
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(479.7)	(670.4)	(28.4)	(251.8)	(328.1)	(23.3)
Other net operating income (expense)	(4.4)	15.8	c.s.	(0.3)	9.1	c.s.
EBITDA	87.1	127.2	(31.6)	45.3	90.5	(50.0)
Depreciation and amortization	(14.3)	(32.1)	(55.4)	(7.3)	(17.5)	(58.3)
Operating profit	72.7	95.1	(23.5)	38.0	73.0	(48.0)
Profit from associated companies	1.8	(58.7)	c.s.	(4.9)	(31.6)	(84.6)
Financial net income (expense)	(20.7)	(21.7)	(4.6)	(9.8)	(10.8)	(8.9)
Amortization of goodwill	(60.9)	(41.5)	46.6	(30.9)	(21.5)	43.8
Extraordinary net income (expense)	(13.7)	(44.9)	(69.5)	(17.5)	(30.8)	(43.2)
Income before taxes	(20.8)	(71.8)	(71.0)	(25.1)	(21.6)	16.1
Income taxes	(35.3)	(9.6)	266.5	(7.3)	(22.6)	(67.9)
Net income before minority interests	(56.2)	(81.5)	(31.1)	(32.4)	(44.2)	(26.8)
Minority interests	(2.0)	(3.9)	(49.6)	(2.0)	(7.9)	(74.2)
Net income	(58.1)	(85.4)	(31.9)	(34.4)	(52.1)	(34.0)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland Group obtained revenues of 172.8 million euros in the first six months of 2004, a decrease of 12.6% year on year, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business, which nearly accounted for 12% of the total revenues.

With respect to the broadband business, it is important to highlight the addition of 278,000 new ADSL users in the second quarter within Telefónica Deutschland wholesale (T-ZISP) offer in the German market. As a result, the total number of the company's ADSL users exceeded the figure of 597,000 (both in the German and UK markets), providing services to 4 out of the 5 top main ISPs in Germany.

EBITDA reached a total of 5.4 million euros in the first six months of 2004, with an EBITDA margin of 3.1%, which compares with the 4.5 million euros registered in the same period of the previous year.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June
	2004	2003	% Chg
Operating revenues	172.8	197.6	(12.6)
EBITDA	5.4	4.5	21.3
EBITDA margin	3.1%	2.3%	0.9 p.p.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. Furthermore, in the fiscal year 2003 the results from the participation, and following divestiture, in Antena 3 de Televisión, S.A., were integrated within the Telefónica de Contenidos Group results, although it had been participated directly by Telefónica S.A. through a part of the year. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.

  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

  In the case of Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile have already been assigned to the mobile business.

  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica's directories business.

  Telefónica Data Group, legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation porposes, and according to geographic criterias. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A.

  Emergia Group, directly participated by Telefónica S.A., has been consolidated within the Telefónica Latinoamérica Group.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines
TELEFÓNICA GROUP
% Part
Telefónica de España	100.00%
Telefónica Móviles	92.50%
Telefónica Latinoamérica	100.00%
Grupo TPI	59.90%
Grupo Terra Lycos	75.29%
Telefónica de Contenidos	100.00%
Grupo Atento	91.35%

TELEFÓNICA DE ESPAÑA GROUP
% Part
Telyco	100.00%
Telefónica Telecomunic. Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informatica y Comunic.	100.00%

TELEFÓNICA LATINOAMÉRICA GROUP
% Part
Telesp	87.49%
Telefónica del Perú	97.21%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	43.64%
CAN Teléfonos de Venezuela (CANTV)	6.92%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	93.98%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Internacional Wholesale Services	100.00%
Emergia	100.00%

TELEFÓNICA MÓVILES GROUP
% Part
Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	97.97%
T. Móviles México	92.00%
TEM El Salvador	90.26%
TEM Guatemala	100.00%
Group 3G (Alemania)	57.20%
IPSE 2000 (Italia)	45.59%
3G Mobile AG (Suiza)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%

(1) Joint Venture which fully consolidates TeleSudeste Celular, Celular CRT, TeleLeste Celular and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom and, from May 2003, TeleCentro Oeste Participações. Brasilcel's stake in subsidiaries in June 2004: TeleSudeste Celular 86.68%; Telesp Celular Participações 65.12%; Global Telecom 65.12%, CRT Celular 50.42%; TeleLeste Celular 27.86% and TeleCentro Oeste Participações 19.04%.

TPI - PÁGINAS AMARILLAS GROUP
% Part
Goodman Business Press	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%

TERRA LYCOS GROUP
% Part
Lycos, Inc.	100.00%
Lycos Europe	32.10%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	68.30%
Ifigenia Plus	100.00%
EducaTerra	100.00%
R.U.M.B.O.	50.00%
Uno-E Bank	33.00%
One Travel.com	54.15%

ATENTO GROUP
% Part
Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.16%
Atento Chile, S.A.	77.22%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP
% Part
Telefé	100.00%
Endemol	99.66%
Lola Films	70.00%
Torneos y Competencias	20.00%
Telefónica Servicios de Música	100.00%
Sogecable	23.83%
Telefónica Servicios Audiovisuales	100.00%
Pearson	4.84%
Hispasat	13.23%

ADDENDA

Significant Events

  On July 26th Telefónica Móviles announced that it has accepted the terms of the proposal approved by the extraordinary shareholders' meeting of Telefónica CTC Chile for the acquisition by Telefónica Móviles of 100% of the shares of Telefónica Móvil Chile, in which the purchase price is increased by up to a maximum of 51 million dollars, to compensate for the fiscal cost of the transaction for CTC.

The price offered by Telefónica Móviles for the purchase of 100% of the shares of Telefónica Móvil Chile was 1,007 million dollars. Telefónica Móviles assumes the debt of Telefónica Móvil Chile, which at March 31st 2004 stood at 243 million dollars.

  On July 6, 2004, Telefónica Móviles México announced the rollout of EDGE technology on its GSM network. The Company will offer to its customers five-times faster web browsing speeds than traditional fixed-line connections, along with video streaming, Multimedia Messaging, high speed data transmission capabilities, etc.

  On June 25, 2004, Telefónica's treasury stock position was 131,075,320 shares representing 2.645% of its current share capital.

  On June 16, 2004, Telefónica Móviles S.A. paid a dividend of 0.1838 euros per share against 2003 fiscal year results. The dividend represents around 50% of 2003 Company's net income.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the first half of 2004, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP

  During 2004, Telefónica Group has purchased 59,176 shares in the Dutch company Endemol Entertainment Holding, N.V. (Endemol) for 1.48 million euros. After this transaction, Telefónica Group's stake in Endemol has reached 99.66%. The company continues to be fully consolidated within the Telefónica Group.

  Telefónica S.A. has purchased 44,656,592 shares of Portugal Telecom, S.G.P.S., S.A. for 402.30 million euros, increasing its direct stake in the company to 7.30%. The direct and indirect effective stake of Group Telefónica is 8.26%. The company continues to consolidate by the equity method in the financial statements of Telefónica Group.

TELEFÓNICA DE ESPAÑA GROUP

  As part of its ongoing process to restructure its group of companies, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., has taken over the following local operators: Telefónica Cable Asturias S.A., Telefónica Cable Valencia S.A., Telefónica Cable Extremadura S.A. and Telefónica Cable Balears S.A. All of these companies, which were fully consolidated within the Telefónica Group, have been removed from the Group's consolidation perimeter this year.

  The 2.13% stake that Telefónica de España, S.A. owned in the French company Eutelsat, S.A., was sold for 44.83 million euros, resulting in a 21.43 million euros net capital gain. The company was recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.

  The Spanish company Telefónica Mobile Solutions, S.A.U. has been taken over by its parent company Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. This company, which used to be consolidated within Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  Telefónica Soluciones Informáticas y de Comunicaciones de España, S.A. has subscribed 0.61 million euros in the capital increase carried out by the company Soluciones Tecnológicas para la Alimentación, S.L. by means of a compensation of the credit hold against the company for the same amount. This move is the preliminary step to close the agreement currently under negotiations aiming at ending the stake of Telefónica Soluciones Informáticas y de Comunicaciones de España in the capital of Soluciones Tecnológicas para la Alimentación, S.L.

TELEFÓNICA LATINOAMÉRICA GROUP

  The Brazilian company Aix Participaçoes, which was integrated by the equity method in the consolidated accounts of the Telefónica Group in 2003, is now incorporated using the proportional integration method.

  The U.S. company Katalyx, Inc. took over the U.S. companies Adquira, Inc. and Katalyx Transportation, LLC. Both companies, which were integrated in 2003 in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  The Peruvian company Telefónica Empresas Perú, S.A.A. has taken over the Peruvian company Telefónica Servicios Financieros, S.A.C. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  The Mexican companies Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, LLC. were liquidated in February this year. All of these companies, which in 2003 were integrated in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  The Argentinean companies Katalyx Transportation Argentina, S.R.L., Katalyx Construction Argentina, Katalyx Food Service Argentina, S.R.L., Katalyx Cataloguing Argentina, S.R.L. de C.V. and Katalyx Argentina S.A. were liquidated during this first semester. All of these companies, which in 2003 were integrated in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

TELEFÓNICA MÓVILES GROUP

  In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the existing goodwill in those companies were capitalized. This capitalization has not resulted in any cash outflow for Brasilcel, but has led to an increase in the shareholdings in these companies.

  Acquisition of an additional 13.95% stake in the share capital of the Spanish company Mobipay International, S.A., reaching a 50% stake in the company. The company, which was integrated in the consolidated accounts of the Telefónica Group using the equity method, consolidates as from June 1st by the proportional method.

  At the end of June 2004 Brasilcel acquired NTT DoCoMo and Itochu Corporation shareholdings in the share capital of Sudestelcel Participaçoes, the holding company controlling a stake in Tele Sudeste Celular Participaçoes. Through this operation, Brasilcel now controls 100% of Sudestelcel Participaçoes and continues to consolidate in Brasilcel Group's financial statements by the full integration method. Likewise, Brasilcel Group consolidates by the proportional method in Telefónica Group's financial statements.

TPI GROUP

  The Parent Company Telefónica Publicidad e Información S.A., has purchased an additional 49% stake of the share capital of its Chilean susbsidiary Impresora y Comercial Publiguías for 65.6 million euros, reaching a 100% stake in the company. In this deal, 9% of the share capital has been bought to the Chilean Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Group. The company continues to consolidate in the financial statements of Group Telefónica by the full integration method.

TERRA LYCOS GROUP

  Emplaza, S.A., in which the Terra Lycos Group had a 20% stake and that was no longer included in the consolidation perimeter as of June 2003 because it was not running any business, was liquidated in January 2004.

  In March 2004 Lycos, Inc. sold its stakes in Wit Capital and GSI Global Sports. These companies were recorded under the "Other investments" item. Capital gains from selling these stakes amounted to 0.15 million euros.

  During the second quarter, Lycos Inc. sold its stakes in Amazon, Interland, Cross Media and Easy Link. Moreover, the company sold part of its investment in Autobytel. All these companies were included under the "Other investments" item.

  In June, 100% of the Mexican company Tecnología SVA, S.A. has been sold, generating a capital gain of 10.77 million euros. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

ATENTO GROUP

  Atento USA, Inc., has been dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. The company, which in 2003 was included in the consolidated financial statements of the Telefónica Group by the full consolidation method, has been removed from the consolidation perimeter.

  The sale of 100% of the shares in Atento Guatemala Comercial, S.A., in March 2004, resulted in a 0.02 million euros capital gain for the Telefónica Group. The company has been removed from the consolidation perimeter of the Telefónica Group, in which it was fully consolidated.

  On April 30th, the US company Atento Holding Inc. has been dissolved and all its assets and liabilities transferred to its Dutch parent company Atento N.V. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

ezequiel.nieto@telefonica.es

dmaus@telefonica.es

dgarcia@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 28th, 2004	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer